SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                IBT BANCORP, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Pennsylvania                                       25-1532164
---------------------------------------------          -------------------------
(State or other jurisdiction of incorporation          (IRS employer ID no.)
           or organization)

       309 Main Street, Irwin, Pennsylvania                    15642
---------------------------------------------             ----------------------
     (Address of principal executive offices)                (Zip code)


Registrant's telephone number, including area code    (724) 863-3100
                                                   -----------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class             Name of each exchange on which
          to be so registered             each class is to be registered
          -------------------             ------------------------------

                None                                    N/A
                ----                                    ---


Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $1.25 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

Item 1.   Business.

General

         IBT Bancorp, Inc. (the "Company"), headquartered in Irwin, Pennsylvania, is a Pennsylvania business corporation which is a bank holding company. The Company was incorporated on August 6, 1986 for the purpose of acquiring Irwin Bank & Trust Company of Pennsylvania (the "Bank") and thereby enabling the Bank to operate within a bank holding company structure. The Bank is a wholly-owned subsidiary of the Company.

         The Company's principal activities consist of owning and supervising the Bank, which engages in a full service mortgage, commercial and consumer banking business, as well as trust and a variety of deposit services provided to its customers. The Company, through the Bank, derives substantially all of its income from the furnishing of banking and banking related services.

         The Company directs the policies and coordinates the financial resources of the Bank. The Company provides and performs various technical and advisory services for the Bank, coordinates the Bank's general policies and activities, and participates in the Bank's major decisions.

         On January 20, 1998, the Company declared a 5% stock dividend resulting in the issuing of 47,933 shares of capital stock. In addition, on December 28, 1998, the Company declared a three-for-one split in the form of a 200% stock dividend payable to all shareholders of record on January 6, 1999. All references in this registration statement to per share data have been restated as appropriate to reflect the effect of the split for all periods presented.

Irwin Bank & Trust Company of Pennsylvania

         The Bank was incorporated in 1922 under the laws of Pennsylvania as a commercial bank under the name "Irwin Savings and Trust Company."

         The Bank engages in a full service mortgage, commercial and consumer banking business, as well as trust and a variety of deposit services provided to its customers. At December 31, 1998 the Bank operated through its main office, five branch offices and a loan center as well as through three supermarket branches under the name "Irwin Bank Extra." The Bank's main office, full service branch offices, loan center, and supermarket branches are located in the Pennsylvania counties of Westmoreland and Allegheny.

         The Bank has instituted "In-Touch Banking" which offers customers 24-hour access to their accounts. In February 1999, the Bank set up a web site at www.irwinbank.com and opened an additional supermarket branch in Westmoreland county.

Lending Activities

General. The Bank originates mortgage loans, installment loans, commercial loans, home equity lines of credit, education loans through the Pennsylvania Higher Education Assistance Agency ("PHEAA"), municipal loans and credit card loans. Mortgage loans consist of one- to-four family residential loans, commercial real estate loans and construction loans. Commercial real estate loans primarily consist of mortgage loans secured by multi-family dwelling units. Installment loans primarily consist of home equity loans. The following table sets forth information concerning the types of loans held by the Bank on the dates indicated.






                                                                  At December 31,
                              ----------------------------------------------------------------------------------------
                                     1998              1997             1996             1995             1994
                              ----------------------------------------------------------------------------------------
                                  $        %         $      %        $        %       $        %        $        %
                              ---------  ------  -------- ------ ---------  -----  --------  -----  --------  ------
                              (Dollars in Thousands)
Type of Loans:
  Mortgage...................  $123,494  51.31%  $107,240  48.97% $ 99,118  50.28% $ 87,772  49.00% $ 73,722   48.27%
  Installment................    52,418  21.78     45,321  20.69    38,595  19.58    34,389  19.20    30,249   19.81
  Commercial.................    45,232  18.79     42,003  19.18    38,517  19.54    35,399  19.76    29,808   19.52
  Home equity credit.........     8,588   3.57      8,860   4.05     8,723   4.42     9,457   5.28     9,757    6.39
  PHEAA......................     5,043   2.10      4,604   2.10     4,632   2.35     4,589   2.56     4,272    2.80
  Municipal..................     3,616   1.50      7,870   3.59     4,733   2.40     4,828   2.70     2,950    1.93
  Credit cards...............     1,808   0.75      2,022   0.93     2,228   1.13     2,119   1.18     1,479    0.96
  Other......................       477   0.20      1,081   0.49       585   0.30       584   0.32       490    0.32
                                ------- ------    ------- ------   ------- ------   ------- ------   -------  ------
Total loans..................   240,676 100.00%   219,001 100.00%  197,131 100.00%  179,137 100.00%  152,727  100.00%
                                        ======            ======           ======           ======            ======
Less:
  Loans in process...........        --                --               --               --               --
  Unearned discount..........        --                --                1               10               33
  Deferred loan origination
    fees and costs...........       144               174              213              160              137
  Allowance for loan losses..     2,228             2,340            2,240            1,969            1,685
                                -------           -------          -------          -------          -------
Total loans, net.............  $238,304          $216,487         $194,677         $176,998         $150,872
                                =======           =======          =======          =======          =======


         Loan Maturity Table. The following table sets forth maturities and interest rate sensitivity for all categories of loans as of December 31, 1998. Scheduled repayments are reported in the maturity category in which payment is due.



                                      Home
                                     Equity                         PHEAA                Credit
                           Mortgage Credit(2)Installment Commercial   (1)     Municipal Cards(2)   Other    Total
                           -------- -------- ----------- ----------   ---     --------- --------   -----    -----
                                                                (In Thousands)

1 year or less............$ 14,004  $ 8,588     $ 9,127     $ 3,542   $   --  $ 3,616    $ 1,808 $  477  $ 41,162
                           -------   ------      ------      ------    -----   ------     ------- -----   -------

After 1 year:
  1 to 5 years............  24,297       --      26,803      12,792    5,043       --         --     --    68,935
  After 5 years...........  85,193       --      16,488      28,898       --       --         --     --   130,579
                           -------   ------      ------      ------    -----    -----      -----  -----   -------
Total due after one year.. 109,490       --      43,291      41,690    5,043       --         --     --   199,514
                           -------   ------      ------      ------    -----    -----      -----  -----   -------
Total amount due..........$123,494  $ 8,588     $52,418     $45,232   $5,043   $3,616     $1,808 $  477  $240,676
                           =======   ======      ======      ======    =====    =====      =====  =====   =======

----------------------
(1) PHEAA loans are sold when repayment begins; assumption is that all PHEAA loans will mature in 1 to 5 years.
(2) Home equity credit are lines of credit. Home equity credit lines and credit cards have no stated maturities; therefore, they are classified as due in one year or less.

         The following table sets forth the dollar amount of all loans due after December 31, 1999, which have pre-determined interest rates and which have floating or adjustable interest rates.


                                     Floating or
                    Fixed Rates   Adjustable Rates      Total
                    -----------   ----------------  ------------
                                    (In Thousands)

Mortgage(1)  ....... $100,650          $ 8,840         $109,490
Installment.........   42,407              884           43,291
Commercial..........   24,937           16,753           41,690
Home equity credit..       --               --               --
PHEAA...............       --            5,043            5,043
Municipal...........       --               --               --
Credit Cards........       --               --               --
Other...............       --               --               --
                      -------           ------          -------
     Total.......... $167,994          $31,520         $199,514
                      =======           ======          =======
--------------------------
(1) Commercial real estate loans that are fixed rate loans are primarily callable loans which reprice every three, five or ten years based upon the interest rate on similar loans at the time of repricing.

         Mortgage Loans. At December 31, 1998, the Bank had approximately $61.0 million of one- to- four family residential mortgage loans in its mortgage loan portfolio. The Bank generally originates one-to-four family residential mortgage loans in amounts of up to 80% of the appraised value of the mortgaged property without requiring mortgage insurance. The Bank will originate residential mortgage loans in an amount up to 95% of the appraised value of a mortgaged property, however, mortgage insurance for the borrower is required. The Bank offers residential fixed rate loans and adjustable rate loans with a 30 year amortization period. Interest rates for adjustable rate loans for residences adjust every six months based upon the current six month U.S. treasury bill rate, plus an upward adjustment of up to 3%. These adjustable rate loans have an interest rate cap of 2% per year and 5% over the life of the loan, and are originated for retention in the portfolio.

         Fixed rate loans are underwritten according to Federal National Mortgage Association ("FNMA") guidelines. The Bank sells fixed rate mortgage loans in the secondary market. The Bank generally charges a higher interest rate if such loans originated do not meet the FNMA guidelines. At December 31, 1998, $73.0 million, or 58.9%, of the Bank's mortgage portfolio consisted of long-term fixed rate mortgage loans of which $979,000 were classified as held for sale.

         Substantially all of the Bank's one- to-four family mortgages include "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

         Property appraisals on real estate securing the Bank's one- to-four family residential loans are made by appraisers approved by the Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. The Bank obtains title insurance policies on all purchase money first mortgage real estate loans originated.

         The Bank's commercial real estate mortgage loans are permanent loans secured primarily by multi-family dwelling units. Essentially all originated commercial real estate loans are within the Bank's market area. Commercial real estate loans are originated at both fixed rate and adjustable rates of interest. Fixed rate loans are primarily callable loans having terms of up to 15 years, with principal and interest payments calculated using up to a 20 year amortization period. Callable loans reprice every three, five or ten years based upon the interest rate on similar loans at the time of repricing. Adjustable rate commercial mortgage loans have interest rates set at the six month U.S. treasury bill rate, plus an upward adjustment of up to 3.75%. Adjustable rate commercial mortgage loans have terms of up to 20 years and have no maximum interest rate.

         As of December 31, 1998, the Bank's commercial real estate loans totaled $52.0 million, or 42.0%, of the Bank's mortgage portfolio. The largest commercial real estate loan had a balance of $2.1 million on December 31, 1998 and was performing in accordance with its contractual terms. Typically, commercial real estate loans are originated in amounts up to 75% of the appraised value of the mortgaged property.

         The Bank also originates loans to finance the construction of one-to-four family dwellings. Generally, the Bank only makes interim construction loans to individuals if it also makes the permanent mortgage loan on the property. Interim construction loans generally have terms of up to nine months with fixed rates of interest. At December 31, 1998, such loans totaled $2.1 million, or 1.7%, of the Bank's total mortgage loan portfolio.

         Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

         Installment. Installment loans primarily consist of home equity term loans and to a lesser extent automobile loans. Home equity loans are secured primarily by one- to-four family residences. The Bank originates these loans with fixed rates with terms of up to 20 years. These loans are subject to 80% combined loan-to-value limitation, including any outstanding mortgages or liens. The Bank originates automobile loans with fixed rates of interest and terms of up to five years. At December 31, 1998, home equity loans totaled $25.3 million.

         Commercial Loans. Commercial business loans consist of equipment, accounts receivables, inventory, and other business purpose loans. Such loans are secured by either the underlying collateral and/or by the personal guarantees of the borrower.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment.

         Home Equity Lines of Credit. These revolving home equity lines of credit are secured primarily by one- to four- family residences. The lines of credit are subject to an 80% combined loan to value limitation, including all outstanding mortgages and liens.

         Loan Approval Authority and Underwriting. The Bank establishes various lending limits for its officers and maintains an officer review committee. Certain officers generally have authority to approve loans up to $100,000. Loans between $100,000 and $500,000 are approved by an officers review committee ("ORC"). The ORC consists of the President and at least four other officers appointed by the President. All loans over $500,000 are approved by a majority of the Board of Directors.

         Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal or other estimate of value of the real estate intended to be used as security for the proposed loan is obtained. Appraisals are performed by independent appraisers.

         Title insurance is generally required on all purchase money real estate mortgage loans. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property that is located in a flood zone.

         Loan Commitments. Written commitments are given to prospective borrowers on all approved mortgage loans. Generally, the commitment requires acceptance within 30 days of the date of issuance. At December 31, 1998, commitments to cover originations of mortgage loans totaled $1.5 million.

         Loans to One Borrower. Federal regulations limit loans to one borrower in an amount equal to 15% of unimpaired capital and unimpaired surplus. If the loan is secured by readily marketable collateral, the limit is 25% of unimpaired capital and unimpaired surplus. At December 31, 1998, the Bank's loan to one borrower limit was approximately $5.7 million. At December 31, 1998, the Bank's largest loan to one borrower was $4.8 million and was secured by real estate properties in Westmoreland County.

         Classified Assets. Federal regulations provide for a classification system for problem assets of insured institutions, including assets previously treated as "scheduled items." Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection of principal in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         When an insured institution classifies problem assets as either "substandard" or "doubtful," it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies problem assets as "loss," it is required either to establish an allowance for losses equal to 100% of that portion of the assets so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its allowances is subject to review by the Federal Deposit Insurance Corporation ("FDIC") which may order the establishment of additional loss allowances.

         At December 31, 1998, the Bank had a total of $5.5 million and $3.1 million, respectively, of the loan portfolio classified as "special mention" and "substandard". The Bank had no assets classified as "doubtful" or "loss."

         Other Real Estate Owned. Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned until such time as it is sold. When other real estate owned is acquired, it is recorded at the lower of the unpaid balance of the related loan or its fair value less disposal costs. Any write-down of other real estate owned is charged to operations.

         Allowance for Losses on Loans and Other Real Estate Owned. It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in the Bank's loan portfolio. Management also periodically performs valuations of other real estate owned and establishes allowances to reduce book values of the properties to their net realizable values when necessary.

         Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. There can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future. In addition, there can be no assurance that additional provisions for losses on loans and other real estate owned will not be required.

Nonperforming and Problem Assets

         Loan Delinquencies. When a loan becomes 16 days past due, a notice of nonpayment is sent to the borrower. Telephone collection calls, letters and/or visits to the borrower are initiated within 16 days of the due date missed in an effort to resolve the delinquency. Generally, if the loan continues in a delinquent status for 90 days past due and no repayment plan has been reached, foreclosure, liquidation or other legal proceedings may be initiated.

         Loans are reviewed on a monthly basis and are placed on a non-accrual status when the loan becomes more than 90 days delinquent and when, in our opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         Nonperforming Assets. The following table sets forth information regarding nonaccrual loans and real estate owned, as of the dates indicated. No loans were categorized as troubled debt restructurings within the meaning of SFAS 15 and no impaired loans within the meaning of SFAS 114, as amended by SFAS 118.


                                                                At December 31,
                                                   ----------------------------------------
                                                   1998     1997     1996     1995     1994
                                                   ----     ----     ----     ----     ----
                                                            (Dollars In Thousands)

Loans accounted for on a non-accrual basis:
  Mortgage.....................................    $ --      $ 29    $  --    $ --     $  -
  Installment..................................      --        --        5       1       --
  Commercial...................................      12       205      114      18       22
  Home equity credit...........................      --        --       --      --        -
  PHEAA........................................      --        --       --      --       --
  Municipal....................................      --        --       --      --       --
  Credit cards.................................      --        --       --      --       --
  Other........................................      --        --       --      --       --
                                                   ----      ----     ----    ----     ----
Total..........................................      12       234      119      19       22
                                                   ====      ====     ====    ====     ====
Accruing loans which are contractually past
due 90 days or more:
  Mortgage.....................................     788       362      493     703      606
  Installment..................................       3        21        7      53       46
  Commercial...................................     629       631      250     111      104
  Home equity credit...........................      --        --       --      --        -
  PHEAA........................................      --        --       --      --       --
  Municipal....................................      --        --       --      --       --
  Credit cards.................................       8         9       11      11       --
  Other........................................      --        --       --      --       --
                                                  -----     -----    -----   -----    -----
Total..........................................   1,428     1,023      761     878      756
                                                  -----     -----    -----   -----    -----
Total non-accrual and accrual loans............   1,440     1,257      880     897      778
                                                  -----     -----    -----   -----    -----
Other real estate owned........................     128        37       53      30      178
                                                  -----     -----    -----   -----    -----
Other non-performing assets....................      --        --       --      --       --
                                                  -----     -----    -----   -----    -----
Total non-performing assets....................  $1,568    $1,294     $933    $927     $956
                                                  =====     =====    =====   =====    =====
Total non-accrual and accrual loans
  to net loans.................................   0.60%     0.58%    0.45%   0.51%    0.52%
                                                  =====     =====    =====   =====    =====
Total non-accrual and accrual loans to
  total assets.................................   0.35%     0.34%    0.27%   0.30%    0.29%
                                                  =====     =====    =====   =====    =====
Total non-performing assets to total assets....   0.38%     0.35%    0.28%   0.31%    0.35%
                                                  =====     =====    =====   =====    =====

         Analysis of the Allowance for Loan Losses. The following table sets forth information with respect to the Bank's allowance for loan losses at the dates indicated:



                                                           At December 31,
                                           ---------------------------------------------------
                                           1998       1997       1996       1995       1994
                                           -------- --------- ---------- ---------- ----------
                                                      (Dollars in Thousands)

Total loans outstanding.................. $240,532  $218,827   $196,917   $178,967   $152,557
                                           =======   =======    =======    =======    =======
Average loans outstanding................ $226,984  $205,399   $186,845   $163,471   $144,280
                                           =======   =======    =======    =======    =======

Allowance balances (at beginning of
  period)................................$   2,340  $  2,240  $   1,969  $   1,685   $  1,528
Provision (credit):
   Mortgage..............................       30        30         41         38         24
   Installment...........................       30        30         41         38         24
   Commercial............................      225       225        308        285        192
   Home equity credit....................       --        --         --         --          -
   PHEAA.................................       --        --         --         --         --
   Municipal.............................       --        --         --         --         --
   Credit cards..........................       15        15         20         19         --
   Other.................................       --        --         --         --         --
Net (charge-offs) recoveries:............       --        --         --         --         --
  Mortgage...............................       19        10         --         --          -
  Installment............................       28        27         56         32         30
  Commercial.............................      324       104         59         20         53
  Home equity credit.....................       --        11         --         25          -
  PHEAA..................................       --        --         --         --         --
  Municipal..............................       --        --         --         --         --
  Credit cards...........................       41        48         24         19         --
  Other..................................       --        --         --         --         --
                                          --------   -------   --------   --------   --------
Allowance balance (at end of period).....$   2,228  $  2,340  $   2,240  $   1,969  $   1,685
                                          ========   =======   ========   ========   ========
Allowance for loan losses as a percent
  of total loans outstanding.............    0.93%     1.07%      1.14%      1.10%      1.10%
Net loans charged off as a percent of
  average loans outstanding..............    0.18%     0.10%      0.07%      0.06%      0.06%


         Allocation of the Allowance For Loan Losses. The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans at the date indicated.



                                                                         At December 31,
                                  -------------------------------------------------------------------------------------
                                        1998            1997              1996              1995             1994
                                  ---------------- ---------------- ----------------- ---------------- ----------------
                                           % of             % of              % of              % of              % of
                                           Loans            Loans             Loans             Loans             Loans
                                          to Total         to Total          to Total         to Total          to Total
                                   Amount   Loans  Amount   Loans    Amount   Loans   Amount    Loans    Amount   Loans
                                   ------ -------- ------- -------- ------- --------- ------- -------- -------- --------
                                                                                      (Dollars in Thousands)
At end of period allocated to:
  Mortgage......................   $  604   51.31% $   565   48.97% $   588    50.28% $  508     49.00% $   284   48.27%
  Installment...................      380   21.78      324   20.69      294    19.58     270     19.20      273   19.81
  Commercial....................    1,100   18.79    1,301   19.18    1,224    19.54   1,050     19.76      995   19.52
  Home equity credit............       44    3.57       45    4.05       43     4.42      47      5.28       49    6.39
  PHEAA.........................        8    2.10        7    2.10        7     2.35       7      2.56        6    2.80
  Municipal.....................        5    1.50       12    3.59        6     2.40       7      2.70        4    1.93
  Credit cards..................       80    0.75       71    0.93       74     1.13      74      1.18       62    0.96
  Other.........................        7    0.20       15    0.49        4     0.30       6      0.32       12    0.32
                                    ----- -------    ----- -------    -----  -------   -----   -------    ----- -------
Total allowance.................   $2,228  100.00%  $2,340  100.00% $ 2,240   100.00% $1,969    100.00%  $1,685  100.00%
                                    ===== =======    ===== =======    =====  =======   =====   =======    ===== =======



Investment Securities Activities

         General. The investment policy of the Bank is established by senior management and approved by the Board of Directors. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimize interest income and provides acceptable limits of safety and liquidity.

         The Bank's investment goal is to invest available funds in instruments that meet specific requirements of the Bank's asset and liability management goals. The investment activities of the Bank consist primarily of investments in federal funds, securities issued or guaranteed by the United States Government or its agencies, states and political subdivisions and equity securities.

Investment Portfolio. The following table sets forth the carrying value of the Bank's investment securities portfolio at the dates indicated:



                                                          At December 31
                                                 -------------------------------
                                                    1998       1997       1996
                                                 ---------- ---------- ---------
                                                       (Dollars in Thousands)
Securities available for sale:
  Obligations of U.S. government agencies.........$ 69,540   $ 70,725  $ 54,991
  Mortgage-backed securities......................  33,227     21,611    23,356
  Obligations of state and political subdivisions.   8,200      6,929     7,746
  U.S. Treasury securities........................   5,616      6,627     7,672
  Equity securities(1)............................   1,557      1,410     1,215
  Other securities................................     638        499       363
                                                   -------   --------   -------
     Total securities available for sale.......... 118,778    107,801    95,343
                                                   -------   --------   -------
Securities held to maturity:
  U.S. government agencies........................   2,500      5,500     7,500
  Mortgage-backed securities......................      69        355       455
                                                   -------   --------   -------
     Total securities held to maturity............   2,569      5,855     7,955
                                                   -------   --------   -------
     Total investment and mortgage-backed
       securities.................................$121,347   $113,656  $103,298
                                                   =======    =======   =======
------------------------
(1)  Includes Federal Home Loan Bank stock.

         Investment Portfolio Maturities. The following table sets forth certain information regarding carrying values, weighted average yields, and maturities of the Bank's investment securities portfolio as of December 31, 1998. Actual maturities may differ from contractual maturities as certain instruments have call features which allow prepayment of obligations.



                                                                  As of December 31, 1998
                              -----------------------------------------------------------------------------------------------------
                                                                    After Five          More than
                              One Year or Less One to Five Years   to Ten Years         Ten Years      Total Investment Securities
                              ---------------- ----------------- -----------------  -----------------  ----------------------------
                              Carrying Average Carrying Average Carrying   Average  Carrying  Average  Carrying   Average  Market
                                Value   Yield    Value   Yield    Value     Yield    Value     Yield    Value      Yield   Value
                              -------- ------- -------- ------- --------  --------  --------  -------  --------   -------  --------
                                                                   (Dollars in Thousands)
Obligations of U.S.
    government agencies......  $ 4,510   7.13%  $25,210    6.19%  $32,250      --%   $10,070      --%    $72,040    6.70%  $72,026
Mortgage-backed securities...      733   6.02       421    6.16     1,604    7.00     30,538    7.15      33,296    6.68    33,296
Obligations of state and
    political subdivisions...      687   4.71     1,692    5.71     1,378    5.20      4,443    5.11       8,200    5.23     8,200
U.S. Treasury securities.....    3,051   6.51     2,565    6.60        --    6.25         --    6.33       5,616    6.43     5,616
Equity securities............       --   5.50        --      --        --      --      1,557    5.00       1,557    5.00     1,557
Other securities.............       10     --        --      --        --      --        628    6.13         638    6.13       638
                                ------           ------            ------             ------             -------           -------
     Total...................  $ 8,991   6.34%  $29,888    6.14%  $35,232    6.89%   $47,236    6.36%   $121,347    6.50% $121,333
                                ======           ======            ======             ======             =======           =======

Sources of Funds

         General. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization, prepayment or sale of loans, maturities of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. The Bank can also borrow from the Federal Home Loan Bank ("FHLB") of Pittsburgh.

         Deposits. Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments including checking, regular savings, money market deposits, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Bank regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside the Commonwealth of Pennsylvania.

         The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining at December 31, 1998 (in thousands).



  Three months or less                                 $19,819
  Over three through six months                          2,392
  Over six through twelve months                         5,009
  Over twelve months                                     8,366
                                                        ------
                                                       $35,586
                                                        ======

         Borrowings. Deposits are the primary source of funds for the Bank's lending and investment activities as well as for general business purposes. Should the need arise, the Bank may access up to $5 million from a line of credit from the FHLB of Pittsburgh to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At December 31, 1998, there were no short-term advances under the FHLB line of credit. At December 31, 1998 and 1997, long term FHLB borrowings were $14.0 million and $4.0 million, respectively.

Market Area

         The Bank's primary market area consists of the southwestern counties of Westmoreland and Allegheny. The Bank's main office is located in Irwin, Pennsylvania which is twenty minutes southwest of downtown Pittsburgh.

         The Greater Pittsburgh area has been in the process of restructuring over the past decade. Once centered on heavy manufacturing, primarily steel, its economic base is now more diverse, including technology, health and business services. Several "Fortune 500" industrial firms are headquartered in the Greater Pittsburgh area, including USX Corporation and Westinghouse Electric Corporation. The largest employers in Pittsburgh, by the number of local employees, include the United States Government, the Commonwealth of Pennsylvania, Westinghouse, USAirways, and the University of Pittsburgh. Seven colleges and universities are located in the general Pittsburgh area.

Competition

         The Bank encounters strong competition in both the attraction of deposits and in the origination of loans. Competition for deposits and loans primarily comes from commercial banks and thrift institutions located in its market area. The Bank competes with other institutions through its emphasis on superior customer service, comprehensive product lines, competitive rates and customer loyalty.

         The Bank is smaller in asset size compared to most of the competitors in its market area. A recent trend has been that some competitors have been purchased by larger financial institutions not locally headquartered. Management believes that the Bank can strengthen its position as a community bank with an emphasis on serving all of the financial needs of the individuals and businesses located within its primary market area.

Personnel

         As of December 31, 1998, the Bank had 134 full-time and 59 part-time employees. None of the Bank's employees are represented by a collective bargaining group.

Regulation

         Set forth below is a brief description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Supervision and Regulation

          The Company is regulated by the Pennsylvania Department of Banking and the Board of Governors of the Federal Reserve System. The deposits of the Bank are insured by the FDIC and the Bank is a member of the Bank Insurance Fund which is administered by the FDIC. The Bank is subject to regulation by the Pennsylvania Department of Banking and the FDIC.

          The Company files with the Federal Reserve an annual report and such additional information as the Federal Reserve may require. The Federal Reserve may examine the Company. The Company must obtain the approval of the Federal Reserve before it may acquire substantially all the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of such bank.

          The Company may only engage in or own companies that engage in activities deemed to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the Company must gain permission from the Federal Reserve prior to engaging in most new business activities.

          A bank holding company and its subsidiaries are subject to certain restrictions on any extensions of credit to the bank or any of its subsidiaries, investments in the stock or securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Source of Strength Doctrine

         A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the policy of the Federal Reserve that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations or both.

Capital Adequacy

          The Federal banking regulators have adopted risk-based capital guidelines for bank holding companies, such as the Company. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill.

         The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance.

          In addition to the risk-based capital guidelines, the Federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. The Company and the Bank exceed all applicable capital requirements.

          Federal law establishes five categories of capitalization of financial institutions. Prompt corrective action and significant operational restrictions are imposed on institutions that are capital deficient under the categories. These categories are well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

          To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. On December 31, 1998, the Company and the Bank exceeded the minimum capital levels of the well capitalized category.

Affiliate Transaction Restrictions

         Banks are subject to federal laws that limit the transactions by subsidiary banks to or on behalf of their parent company and to or on behalf of any nonbank subsidiaries. Such transactions by a subsidiary bank to its parent company or to any nonbank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits banks from purchasing low-quality assets from affiliates.

FDIC Insurance Assessments

         The deposits of the Banks are insured by the Bank Insurance Fund ("BIF") which are subject to Federal Deposit Insurance Corporation ("FDIC") insurance assessments. The amount of FDIC assessments paid by individual insured depository institutions is based on their relative risk as measured by regulatory capital ratios and certain other factors.

Item 2.   Financial Information.

Selected Financial Data

         The following table sets forth certain information concerning the financial position of the Company at the dates indicated:

                                                     At December 31,
                                     ------------------------------------------------
                                       1998     1997      1996       1995      1994
                                     --------  --------  --------  --------  --------
                                                    (Dollars in Thousands)
Balance Sheet Data:
  Assets.............................$412,366  $366,457  $331,416  $299,435  $272,818
  Loans receivable, net.............. 238,304   216,487   194,677   176,998   150,872
  Securities available for sale(1)... 118,778   107,801    95,343    86,045    34,209
  Securities held to maturity........   2,569     5,855     7,955     8,075    69,884
  Non-interest bearing deposits......  58,208    48,912    43,709    39,511    33,613
  Interest bearing deposits.......... 298,175   275,405   249,990   229,143   204,515
  Cash and cash equivalents..........  43,396    27,700    24,853    20,202     9,179
  FHLB advances......................  14,000     4,000     4,000        --        --
  Total stockholders' equity.........  38,201    34,302    30,090    26,827    23,116
Number of:
  Real estate loans outstanding......   4,705     4,509     4,139     3,874     3,469
  Deposit accounts...................  70,306    65,872    61,294    57,157    53,515

-----------------------
(1) Includes investment securities available for sale of $117,470, $106,630, $94,321, $85,150 and $33,359 and $1,308, $1,171, $1,022, $895 and $850 of
     FHLB stock, respectively.



                                                 Year Ended December 31,
                                        ----------------------------------------------
                                          1998      1997      1996     1995     1994
                                        ---------  --------  -------- -------  -------
                                                      (In Thousands)
Summary of Operations:
Interest income..........................$27,528   $25,290   $22,695  $20,995  $17,376
Interest expense......................... 12,586    11,517    10,190    9,513    7,406
                                          ------    ------    ------   ------   ------
  Net interest income.................... 14,942    13,773    12,505   11,482    9,970
Provision for loan losses................    300       300       410      380      240
                                          ------    ------    ------   ------   ------
  Net interest income after provision
    for loan losses...................... 14,642    13,473    12,095   11,102    9,730
Other income.............................  2,333     1,792     1,471    1,276    1,325
Other expense............................  8,438     7,683     7,076    6,925    6,660
                                          ------    ------    ------   ------   ------
Income before income taxes...............  8,537     7,582     6,490    5,453    4,395
Provision for income taxes...............  2,736     2,389     2,032    1,702    1,314
                                          ------    ------    ------   ------   ------
  Net income............................. $5,801    $5,193    $4,458   $3,751   $3,081
                                          ======    ======    ======   ======   ======

Key Operating Ratios

         The table below sets forth certain performance ratios of the Company for the periods indicated.


                                                          At or For the Year Ended December 31,
                                                      -------------------------------------------
                                                        1998    1997     1996     1995    1994
                                                        ----    ----     ----     ----    ----
Return on average assets (net income
  divided by average total assets)....................   1.47%   1.45%    1.37%    1.27%   1.14%
Return on average equity (net income
  divided by average equity)..........................  15.29   15.57    15.47    14.18   13.23
Average equity to average assets (average equity
  divided by average total assets)....................   9.60    9.30     8.86     8.92    8.61
Equity to assets at period end........................   9.26    9.36     9.08     8.96    8.47
Net interest rate spread..............................   3.26    3.40     3.46     3.51    3.39
Net yield on average interest-earning assets..........   4.17    4.25     4.26     4.25    4.00
Non-performing loans to total assets..................    .35     .34      .27      .30     .29
Average interest-earning assets to average
  interest-bearing liabilities........................ 125.79  123.99   123.20   121.24  120.47
Net interest income after provision for
  loan losses, to total other expenses................ 173.52  175.36   170.93   160.32  146.10
Non performing loans to total loans...................    .60     .57      .45      .50     .51
Dividend payout (dividends declared
  per share divided by net income per share)(1).......  33.33   29.65    28.57    28.23   28.43
Net income per share:(1)
  Basic...............................................  $1.92   $1.72    $1.47    $1.24   $1.02
  Diluted.............................................   1.92    1.72     1.47     1.24    1.02
Cash dividends declared per share(1)..................    .64     .51      .42      .35     .29

----------------------
(1) Calculation based upon the retroactive effect of the stock split and stock dividend.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. IBT Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

GENERAL

         IBT Bancorp, Inc. is a bank holding company headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking services through its wholly owned banking subsidiary, Irwin Bank & Trust Co. (collectively, the "Company").

FINANCIAL CONDITION

         The Company's total assets increased $45.9 million or 12.5%, to $412.3 million at December 31, 1998 from $366.4 million at December 31, 1997. Loans receivable, net and deposits grew 10.1% and 9.9% to $238.3 million and $356.3 million at December 31, 1998, respectively from $216.5 million and $324.3 million at December 31, 1997, respectively. Loans receivable primarily increased due to the growth in the fixed rate mortgage portfolio which rose $19.0 million to $111.6 million at December 31, 1998 from $92.6 million at December 31, 1997. Increases in deposits were primarily due to regular demand deposits reaching
$57.8 million at December 31, 1998, an increase of $10.0 million from $47.8 million at December 31, 1997. In addition, IBMA Gold and NOW deposit accounts also had significant growth reaching $31.7 million and $30.1 million, respectively at December 31, 1998, an increase of $9.6 million and $6.9 million from $22.1 million and $23.2 million at December 31, 1997, respectively.

         Total assets increased $35.0 million or 10.6% at December 31, 1997 from $331.4 million at December 31, 1996. Loans receivable, net and deposits grew 11.2% and 10.4% at December 31, 1997 from $194.7 million and $293.7 million, respectively, at December 31, 1996. The increase in loans receivable was primarily due to increased fixed rate mortgages and installment loans which reached $92.6 million and $45.3 million at December 31, 1997, respectively. This is an increase of $11.4 million and $6.6 million from $81.2 million and $38.7 million at December 31, 1996, respectively. Increases in deposit accounts were primarily due to increases in IBMA Gold and Certificate of Deposit accounts which grew $11.7 million and $13.3 million, respectively to reach $22.1 million and $123.5 million at December 31, 1997 from $10.4 million and $110.2 million at December 1996, respectively.

         The investment securities available for sale portfolio increased $10.9 million, or 10.2%, to $117.5 million at December 31, 1998 from $106.6 million at December 31, 1997. The portfolio increased $12.3 million or 13.0% at December 31, 1997 from $94.3 million at December 31, 1996. The increases were mainly due to the purchase of mortgage-backed securities.

         Investment securities held to maturity decreased $3.3 million or 56.1% to $2.6 million at December 31, 1998 from $5.9 million at December 31, 1997. The decrease was mainly attributable to maturities of $3.0 million and principle repayments of $.3 million. There was a decrease in this portfolio of $2.1 million, or 26.4%, at December 31, 1997 from $8.0 million at December 31, 1996. This decrease was mainly attributable to maturities of $2.0 million and principal repayments of $100,000.

         Borrowing increased $10.0 million to $14.0 million at December 31, 1998 from $4.0 million at December 31, 1997. At these dates, borrowings consisted solely of long-term Federal Home Loan Bank ("FHLB") advances. However, borrowed funds may be short-term or long-term and may consist of lines of credit and FHLB advances. Borrowings totaled $.4.0 million at December 31, 1996. Borrowings have been used to purchase investment securities.

         On January 20, 1998, the Company declared a 5% stock dividend resulting in the issuing of 47,933 shares of capital stock. In addition, on December 28, 1998, the Company declared a three-for-one split in the form of a 200% stock dividend payable to all shareholders of record on January 6, 1999. All references to per share data have been restated as appropriate to reflect the effect of the split for all periods presented.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and, reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.


                                                                               Year Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                               1998                        1997                      1996
                                                     -------------------------- ------------------------- -------------------------
                                                                        Average                   Average                   Average
                                                     Average             Yield/  Average          Yield/  Average            Yield/
                                                     Balance  Interest    Cost   Balance Interest  Cost   Balance  Interest   Cost
                                                     -------- --------    ----   ------- --------  ----   -------  --------   ----
                                                                                (Dollars in Thousands)
Interest-earning assets:
   Loans receivable(1).............................. $226,984  $19,019   8.38%  $205,399  $17,420  8.48%  $186,845  $16,091   8.62%
   Investment securities available for sale(2)......  114,078    7,606    6.67   101,301    7,035   6.94    86,576    5,587    6.45
   Investment securities held to maturity...........    3,228      143    4.43     7,443      293   3.94     8,015      374    4.67
   Other interest-earning assets(3).................   13,956      760    5.45    10,237      542   5.29    11,933      643    5.39
                                                      -------   ------           -------   ------          -------   ------
     Total interest earning assets..................  358,246   27,528    7.68   324,380   25,290   7.80   293,369   22,695    7.74

Non-interest earning assets.........................   19,033                     18,140                    16,515
                                                      -------                    -------                   -------
     Total assets................................... $377,279                   $342,520                  $309,884
                                                      =======                    =======                   =======
Interest-bearing liabilities:
  Money market accounts............................. $ 47,023    1,864    3.96  $ 40,347    1,521   3.77  $ 31,078      973    3.13
  Certificates of deposit...........................  149,598    8,322    5.56   140,039    7,851   5.61   128,508    7,165    5.58
  Other liabilities.................................   88,180    2,400    2.72    81,233    2,145   2.64    78,526    2,052    2.61
                                                      -------   ------           -------   ------          -------   ------
     Total interest-bearing liabilities.............  284,801   12,586    4.42   261,619   11,517   4.40   238,112   10,190    4.28
                                                                ------                     ------                    ------
Non-interest-bearing liabilities....................   56,150                     48,982                    43,586
                                                      -------                    -------                   -------
     Total liabilities..............................  340,951                    310,601                   281,698
Retained earnings(4)................................   36,328                     31,919                    28,186
                                                      -------                    -------                   -------
     Total liabilities and stockholders' equity..... $377,279                   $342,520                  $309,884
                                                      =======                    =======                   =======
Net interest income.................................           $14,942                    $13,773                   $12,505
                                                                ======                     ======                    ======
Interest rate spread(5).............................                      3.26                      3.40                       3.46
Net yield on interest-earning assets(6).............                      4.17                      4.25                       4.26
Ratio of average interest-earning assets to average
  interest-bearing liabilities......................                    125.79                    123.99                     123.20

-----------------------
(1) Average balances include non-accrual loans, and are net of deferred loans fees.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Includes federal funds sold.
(4) Includes capital stock, surplus and unrealized holding gains on SFAS 115 AFS securities.
(5) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6) Net yield on interest-earning assets represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis. The following table shows the effect of changes in volumes and rates on interest income and interest expense. Tax exempt income was not recalculated on a tax equivalent basis due to the immateriality of the change to the table resulting from a recalculation.


                                         Year Ended December 31, Year Ended December 31,
                                         ----------------------- -----------------------
                                               1998 vs. 1997           1997 vs. 1996
                                            Increase (Decrease)    Increase (Decrease)
                                                  Due to                  Due to
                                           --------------------    --------------------
                                           Volume  Rate     Net    Volume  Rate     Net
                                           ------  ----     ---    ------  ----     ---
                                                                        (In Thousands)
Interest income:
  Loans receivable..........................1,831   (232)  1,599    1,598   (269)  1,329
  Investment securities available for sale..  887   (316)    571      950    498   1,448
  Investment securities held to maturity.... (166)    16    (150)     (27)   (54)    (81)
  Other interest earning assets.............  197     21     218      (91)   (10)   (101)
                                            -----   ----   -----    -----   ----   -----
     Total interest-earning assets..........2,749   (511)  2,238    2,430    165   2,595
                                            =====   ====   =====    =====   ====   =====
Interest expense:
  Money market accounts.....................  252     91     343      290    258     548
  Certificates of deposit...................  536    (65)    471      643     43     686
  Other liabilities.........................  183     72     255       71     22      93
                                            -----   ----   -----    -----   ----   -----
     Total interest-bearing liabilities.....  971     98   1,069    1,004    323   1,327
                                            =====   ====   =====    =====   ====   =====
Net change in interest income...............1,778   (609)  1,169    1,426   (158)  1,268
                                            =====   ====   =====    =====   ====   =====


RESULTS OF OPERATIONS

     Net income increased approximately $600,000 or 11.7%, to $5.8 million for the year ended December 31, 1998 from $5.2 million for the year ended December 31, 1997. The increase in net income was primarily attributable to a $33.9 million increase in the average balance of interest earning assets. Net income increased approximately $700,000 or 16.5% for 1997 from $4.5 million for 1996. The increase was primarily attributable to a $31.0 million increase in the average balance of interest earning assets.

     Net Interest Income: Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loan and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

     Net interest income increased $1.1 million or 8.5% to $14.9 million in 1998 compared to $13.8 million in 1997. The increase was primarily due to growth in average interest earning assets to $358 million in 1998 from $324 million in 1997.

     The increase in average interest-earning assets of $33.9 million reflects an increase in average loans of $21.6 million; average investment securities available for sale of $12.8 million offset by a decrease in investment securities held to maturity of $4.2 million. The increase in average interest-earning assets was partially funded by the increase in average interest-bearing liabilities of $23.2 million.

     The interest rate spread declined in 1998 compared to 1997 due to a decline in the yield on average interest earning assets to 3.26% in 1998 from 3.40 % in 1997. The cost of average interest-bearing liabilities increased to 4.42 % in 1998 from 4.40 % in 1997. The yield on average interest-earning assets declined in 1998 due to a decrease in yields on securities available for sale to 6.67% in 1998 from 6.94% in 1997. The decline in yield of securities available for sale was the result of lower rates of interest and dividends. In addition, yields on loans receivable decreased to 8.38% in 1998 from 8.48% in 1997. The decrease in yield was affected by loans refinancing at lower rates.

     Net interest income increased $1.3 million or 10.1% to $13.8 million in 1997 compared to $12.5 million in 1996. The increase was primarily due to growth in average interest earning assets to $324.3 million in 1997 from $293.4 million in 1996, partially offset by a decrease in the interest rate spread in 1997 of 3.40% in 1997 compared to 3.46% in 1996. However, the decline in the interest rate spread in 1997 had minimal affect on net interest margin. Net interest margin was 4.25% in 1997 and 4.26% in 1996.

     The increase during 1997 in average interest-earning assets of $31.0 million reflects an increase in average loans of $18.6 million and average securities available for sale of $14.7 million. The increase in average interest-earning assets was partially funded by the increase in average interest-bearing liabilities of $23.5 million. This increase in interest-bearing liabilities reflects the increase in borrowings and deposits in 1997.

     The interest rate spread declined in 1997 compared to 1996 due to an increase in the cost of average interest-bearing liabilities to 4.40% in 1997 from 4.28% in 1996 offset by an increase in the yield on average interest earning assets to 7.80% in 1997 from 7.74% in 1996. The yield on average interest-earning assets increased in 1997 due to an increase in yields on investment securities available for sale to 6.94% in 1997 from 6.45% in 1996.

     Provision for Loan Losses: The Company recorded a provision for loan losses of $300 million in 1998 and in 1997 compared with $410 million in 1996. The evaluation for determining the provision includes evaluations of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other information available at such times.

     The Company will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Management continues to offer a wider variety of loan products coupled with the continued success of changing the mix of the products offered in the loan portfolio from lower yielding loans (ie., one to four family loans) to higher yielding loans (ie., equity loans, multifamily (five or more units) buildings, and commercial (non residential) mortgages). Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods due to the higher degree of credit risk which might result from the change in the mix of the loan portfolio.

     Other Income: Total other income increased approximately $500,000 or 30.2% to $2.3 million for the year ended December 31, 1998 from $ 1.8 million for the year ended December 31, 1997. Realized gains on investment securities totaled approximately $40,000 for the year ended December 31, 1998 an increase of 262.4% over the realized loss of approximately $25,000 for the year ended December 31, 1997.

     Gains on sale of loans originated for sale increased $48,000 to $199,000 in 1998, from $141,000 in 1997. The increase was mainly attributed to loan volume. Loan fees and service charges increased approximately $200,000 to $1.5 million at December 31, 1998 from $1.3 million for the year ended December 31, 1997. The increase was due to increases in overdraft fees generated, in part, by an increase in the number of deposit accounts.

     Total other income increased approximately $500,000 or 27.1% to $2.3 million for the year ended December 31, 1997 from $1.8 million for the year ended December 31, 1996. Realized losses on investments decreased $63,000 to $25,000 in 1997 from $88,000 in 1996. Other operating income increased $105,000 to $701,000 in 1997 from $596,000 in 1996.

     Other Expenses: Total other expenses increased approximately $700,000 or 9.8%, to $8.4 million in 1998 from $7.7 million in 1997. This change was mainly due to an increase in compensation and employee benefits of $355,000 or 8.79% to $4.4 million in 1998 from $4.0 million in 1997. The increase was due to an increase in the staff of the Company. Compensation and employee benefits increased $362,000 or 9.84% from $4.0 million in 1997 from $3.7 million in 1996. This increase was also attributable to increased staffing. Data processing fees and ATM expenses increased $52,000 and $32,000 to $505,000 and $299,000, respectively in 1998 from $453,000 and $267,000, respectively in 1997. These fees increased $71,000 and $33,000 from $382,000 and $234,000, respectively in 1996. The increases in 1998 and 1997 were mainly due to the addition of three new supermarket branch locations and seven additional automated teller machines.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds includes savings, deposits, loan repayments and prepayments, cash flow from operations and borrowings from the FHLB. The Company uses its capital resources principally to fund loan origination and purchases, repay maturing borrowings, purchase investments, and for short and long-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities. As of December 31, 1998, the Company had commitments to extend credit of $41.4 million.

     The Company's liquid assets consist of cash and cash equivalents, which include investments in highly short-term investments. The level of these assets are dependent on the Company's operating financing and investment activities during any given period. At December 31, 1998, cash and cash equivalents total $43.4 million.

     Net cash provided by operating activities for 1998 totaled $5.7 million, as compared to $6.1 million for 1997 and $5.1 million for 1996.

     Net cash used by investing activities for 1999 totaled $30.1 million, as compared to cash used of $32.3 million in 1997 and $28.0 million in 1996. The decrease of $2.2 million in 1998 was mainly attributed to a net decrease in purchases of investment securities available for sale. Net cash used to purchase investment securities totaled $7.4 million in 1998 compared to cash used of $9.4 million in 1997. Net cash used by investing activities increased $4.3 million to $32.3 million in 1997 compared to $28.0 million in 1996. This was a result of an increase in net loans made to customers of $4.0 million.

     Net cash provided by financing activities for the year ended December 31, 1998 totaled $40.1 million, as compared to cash provided of $29.1 million in 1997 and $27.5 million in 1996. This is a result of net increases in deposits of $1.5 million and a long term Federal Home Loan Bank ("FHLB") advance of $10.0 million in 1998. The increase of $1.6 million in 1997 was due to an increase in deposits of $5.6 million, offset by a $4.0 million FHLB advance in 1996.

     Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

Market Risk

     Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

     The principal objective of the Bank's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Bank's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Bank seeks to minimize the vulnerability of its operations to changes in interest rates. The Bank's Board of Directors reviews the interest rate risk position monthly. The Bank's Asset/Liability Committee is comprised of the Bank's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Bank's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Bank's portfolio and the Bank's exposure limits.

     The Bank  utilizes the following  strategies to manage  interest rate risk:
(1) emphasizing the origination and retention of adjustable-rate loans and installment loans consisting primarily of home equity loans; (2) selling substantially all fixed-rate conforming mortgage loans without recourse and on a servicing-released basis; and (3) investing primarily in adjustable-rate mortgage-backed securities, which may generally bear lower yields as compared to longer term investments, but which better position the Bank for increases in market interest rates, and holding the majority of these securities as available for sale. The Bank currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off- balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk.

     The following table shows the Bank's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing maturity, and the instruments' fair values at December 31, 1998. Market risk sensitive instruments are generally defined as those instruments that can be adversely impacted by changes in market interest rates.

Expected Maturity/Principal Repayment at December 31,


                                                                         Total     Book     Fair
                            1999      2000    2001     2002    2003   Thereafter   Value    Value
                            ----      ----    ----     ----    ----   ----------   -----    -----
                                                     (Dollars in thousands)
Interest-earning assets
-----------------------
Mortgage loans............ $14,004   $5,656  $6,058   $6,261  $6,322   $85,193   $123,494  $123,974
Home equity loans,
  second mortgage
  loans, student loans,
  credit cards, other
  loans...................  21,846    1,803   3,704    4,049   8,329    28,604     68,335    72,136
Commercial loans,
  municipal loans.........  25,073    4,711   3,688    2,521   1,872    10,983     48,848    47,972
Investment securities
  held to maturity........   2,569       --      --       --      --        --      2,569     2,555
Investment securities
  available for sale......   6,336    3,661  10,063    7,486   8,300    80,190    116,036   117,470

Interest-bearing
----------------
liabilities
-----------
NOW and other
  transaction accounts....  34,888       --      --       --      --        --     34,888    34,953
Money market and
  other savings
  accounts................ 104,372       --      --       --      --        --    104,375   104,460
Certificates of
  deposits................ 101,983   31,356   4,834    4,839   9,314     6,589    158,915   161,160
FHLB of Pittsburgh
  advances................   2,000       --   2,000       --      --    10,000     14,000    14,823

     Expected maturities are contractual matures adjusted for prepayments of principal. The Bank uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, call dates and projected repayments of principal. For interest earning assets, no prepayments are assumed. For interest bearing liabilities, negotiable order of withdrawal ("NOW") accounts, money market accounts, and similar interest bearing demand accounts are subject to immediate withdrawal or repricing and are therefore presented in the earliest period in the table.

Year 2000 Issues

     Senior management views the year 2000 initiative as one of the highest priorities of the corporation. With oversight from the Board of Directors, Irwin Bank & Trust Company is aggressively pursuing appropriate solutions and assurances with regard to compliance of all applications affected by the year 2000.

     In 1997, Irwin Bank & Trust Company put together a year 2000 team consisting of senior management, officers, and members of various departments, in the bank, to assess the impact year 2000 issues could have on our daily business operations, A five-phase plan was developed. The five phases include awareness, assessment, renovation, validation, and implementation.

     The awareness phase included gathering information on year 2000 issues and sharing it with all levels of employees and the Board of Directors. This process of gathering and sharing information continues and has been expanded to include our customer base. Workshops have been provided to our commercial customers and a quarterly newsletter is being developed for our customers, shareholders, and employees. The Board of Directors is updated an all phases at least quarterly and will receive monthly updates in 1999.

     The assessment phase included the inventorying of all hardware and software and identification of all systems, which could be affected by the date change. The hardware, software, and systems were prioritized based upon their importance in providing uninterrupted services to our customers. Those items determined to be of the highest priority were ranked, as "mission critical". Included as "mission critical" is Irwin Bank & Trust Company's outsourcing to a third party vendor.

     During the assessment phase it was determined that the cost associated with addressing the year 2000 issue should not exceed $500,000, which includes capital expenditures. At December 31, 1998, $110,000 had been expended. By March 31, 1999, it is estimated that approximately $300,000 will have been expended. These costs, or any additional costs associated with the year 2000 issue, are not expected to have a material impact on the Bank's financial position. Management estimates that approximately 75% of the effort needed to prepare for the year 2000 will have been expended by March 31, 1999.

     The renovation phase included hardware replacement, software upgrades, and vendor assurance. All third party vendors whose systems were listed as "mission critical" provided the Bank with assurance that their systems would be compliant and available for testing prior to the year 2000 date change. This phase is 80% complete and on target for completion during 1999.

     The validation phase includes extensive testing of all hardware, software, and systems provided by third party vendors. A test plan was developed and implementation began in 1998. In addition, the Bank is a member of a third party vendor group proxy testing team. In this capacity, the Bank interprets and evaluates the proxy tests. "Mission critical" systems are given the highest scrutiny in this process. As of December 31, 1998, testing of "mission critical" applications are substantially complete. The anticipated completion for testing of all remaining products is mid 1999.

     A contingency and business resumption plan is in the process of being developed to include procedures for unforeseen system glitches and increased demands for cash. The anticipated completion of the

Contingency and Business Resumption Plan is mid 1999 with the remainder of the year being used to further validate the plan.

     The Implementation phase includes incorporating all necessary changes and becoming completely year 2000 compliant. It is expected that this phase will be completed by September 30, 1999.

     In 1999, the Bank will continue to focus on the awareness phase. The Bank will concentrate its efforts on providing customers, the Company's shareholders and employees with up-to-date information on the Bank's state of preparedness for the year 2000. The Bank will also be readily available to answer any of their questions or concerns.

Item 3.  Properties

     At December 31, 1998, the Bank operated from its main office, five branch offices and three supermarket branch offices, all located in southwestern Pennsylvania. The total net book value of the Bank's investment in premises and equipment at December 31, 1998, was approximately $4.9 million. The main office of the Company and of the Bank and two branch offices are owned by the Bank and the remaining three branch offices and three supermarket branch offices are leased by the Bank. These leases have initial terms of 3 to 20 years, and all leases contain renewal options for additional years.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     Persons and groups owning in excess of 5% of the Common Stock will be required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). The following table sets forth, as of December 31, 1998, persons or groups who are known by the Company to own more than 5% of the Common Stock. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of Common Stock at December 31, 1998.

                                                      Percent of Shares
                               Amount and Nature of    of Common Stock
Name of Beneficial Owner       Beneficial Ownership      Outstanding
------------------------       --------------------   -----------------

I TRUST & CO.                       162,936 (1)               5.4
309 Main Street
Irwin, Pennsylvania
All executive officers and
  directors as a group              346,273 (2)              11.5
  (includes 10 persons)
------------------------
(1) Trustees exercise shared voting and investment power. Individuals serving as trustees disclaim beneficial ownership with respect to such shares.
(2) Includes shares of Common Stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power unless otherwise indicated.

Item 5.  Directors and Executive Officers.

     The Board of Directors of the Company is currently composed of ten members, each of whom serves for a term of three years. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion.

     The following table sets forth information with respect to the directors and executive officers of the Company.


                                                     Year First
                                                     Elected or  Current Term to
Name                 Age(1)        Position         Appointed(2)     Expire
----                 ------        --------         ------------     ------
Thomas Beter           70          Director             1996          2000
William F. Caruthers   78          Director             1951          2001
William D. Fawcett     66          Director             1983          2000
J. Curt Gardner        60         President,            1980          1999
                                   Director
Edwin A. Paulone       74          Director             1969          2000
Robert Rebich, Jr.     57          Director             1991          2001
Richard L. Ryan        68       Chairman of the         1968          1999
                                     Board
Grant J. Shevchik      47          Director             1992          2001
Charles G. Urtin       52  Executive Vice President,    1998          2001
                             Secretary, Treasurer,
                                   Director
Robert C. Whisner      70          Director             1969          1999

-----------------------------
(1)  Age as of December 31, 1998.
(2) Refers to the year the individual first became a director of the Bank or Company. All directors of the Bank as of August 1986 became directors of the Company when it was incorporated in August 1986.

Biographical Information

         The principal occupation of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

         Thomas Beter, Sr. Prior to his retirement in 1995, Mr. Beter was the owner and operator of a Shop'n'Save grocery store.

         William F. Caruthers. Prior to his retirement in 1995, Mr. Caruthers, an attorney, was the president of the law firm of Caruthers and Caruthers. Mr. Caruthers is also a director of the Westland Leasing Company and Westland Lincoln, Ltd. As of April 20, 1999, Mr. Caruthers retired from the board and became a director emeritus of the Company and the Bank.

         William D. Fawcett. Mr. Fawcett is the president and is a director of Lee, Thomson, Fawcett, a bottler of pickles and jellies.

         J. Curt Gardner. Mr. Gardner is president of the Company. Effective December 31, 1998, Mr. Gardner retired as the president and chief executive officer of the Bank.

         Edwin A. Paulone. Mr. Paulone is vice president of Irwin Builders Supply Co.

         Robert Rebich, Jr. Prior to his retirement in 1995, Mr. Rebich was a general manager of Parker Hannifin Corp.

         Richard L. Ryan. Mr. Ryan is president and chief executive officer of Ryan Moving and Storage, Inc. of Pittsburgh.

         Grant J.  Shevchik.  Dr.  Shevchik is a  physician  with  Partners  for
Health.

         Charles G. Urtin. Mr. Urtin is the executive vice president and secretary and treasurer of the Company. Effective December 31, 1998, Mr. Urtin became the President and Chief Executive Officer of the Bank. Prior to this date, Mr. Urtin was the executive vice president, secretary-treasurer and chief operating officer of the Bank.

         Robert C. Whisner. Mr. Whisner is the president, chief executive officer and a director of Airtek Incorporated, a manufacturer of electric generators. Mr. Whisner is also a director of Remote Controls, Inc.

Item 6.  Executive Compensation.

         The Company has no full time employees, relying upon employees of the Bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.

Director Compensation

         The directors of the Company are not compensated. However, each member of the Board of Directors of the Bank, except for the President and Chief Executive Officer of the Bank, received a fee of $1,000 for each meeting attended for the year ended December 31, 1998. Board members who are also committee members received fees, in varying amounts, for each committee meeting attended. Additionally, directors of the Bank may defer receipt of board fees until a later date, such as, following retirement. Such deferrals shall be credited with interest earnings at the rate of 13% per annum. At December 31, 1998, board and committee fees totaled $149,100.

         The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance, the premiums of which have been paid for by the Bank. The present value of these benefits to be paid under the programs are being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $402,945 and $322,305 at December 31, 1998 and 1997, respectively.

Executive Compensation

         Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned by the Chief Executive Officer and Executive Vice President of the Company. No other officer had a salary and bonus during the fiscal year ended December 31, 1998 that exceeded $100,000 for services rendered in all capacities to the Company and the Bank.


                                                 Annual Compensation(1)
                                       -----------------------------------
                                                            Other Annual      All Other
Name and Principal Position     Year   Salary     Bonus   Compensation (2)  Compensation
---------------------------     ----   ------     -----   ----------------  ------------

J. Curt Gardner, President and
Chief Executive Officer          1998 $158,416   $     --         --          $102,237(3)(4)
Charles G. Urtin
Executive Vice President         1998 $ 88,913   $ 11,815         --            $1,327(3)

------------------
(1) The Company first registered the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 with this Form 10; therefore, less than 3 years of compensation data is presented. All compensation set forth above was paid by the Bank.
(2) For perquisites and other personal benefits, aggregate value does not exceed the lesser of $50,000 or 10% of the named executive officer's total salary and bonuses for the year. For the periods presented, there were no:
     (a) payments of above-market preferential earnings on deferred compensation; (b) payments of earnings with respect to long term incentive plans prior to settlement or maturity; (c) tax payment reimbursements; or
     (d) preferential discounts on stock.
(3) Consists of contributions to the 401(k) plan by the Bank on behalf of Messrs. Gardner and Urtin, respectively, of $2,237 and $1,327.
(4) Upon retirement as of December 31, 1998, the Bank entered into an agreement with Mr. Gardner to pay $2,000 per month for 50 months, plus continuation of medical coverage for him and his spouse until they each attain age 65. At December 31, 1998, the net present value of such payment to Mr. Gardner was accrued.

     Pension Plan. The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually to maximum amount that can be deducted for federal income purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets for the plans were primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.

     For employees who attained age 50 and completed 10 years of service prior to December 31, 1994, benefits under plan #1 and #2 will be calculated at normal retirement at age 65 as a monthly benefit equal to the sum of 1.1% of average monthly compensation multiplied by years of service (with a maximum of 44 years), plus .65% of average monthly compensation in excess of the social security taxable wage base for each year multiplied by years of service (not to exceed 35 years). Effective October 15, 1994, the pension formula was revised to
 .8% rather than 1.1% of average monthly compensation as noted above.
For all employees, except as noted above.

     Benefits are payable in the form of various annuity alternatives, including a joint and survivor option. For the pension plan year ended December 31, 1998, the highest permissible annual benefit under the Internal Revenue Code is $160,000.

     Mr. J. Curt Gardner retired on December 31, 1998 and received an aggregate lump-sum payment of approximately $631,000 in connection with the Bank's pension plans.

     Mr. Charles G. Urtin has 14 years of Service and will have 27.17 years of service at his normal retirement date of January 1, 2012, at age 65. Based upon his 1998 compensation level, his projected monthly benefit payable at his normal retirement date will be approximately $1,600. This benefit will be payable for his lifetime. Mr. Urtin will also be entitled to a monthly benefit from the supplemental plan in the amount of $760.

Item 7.  Certain Relationships and Related Transactions.

     The Bank, like many financial institutions, has followed a policy of granting various types of loans to executive officers, and directors. The loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features.

Item 8.  Legal Proceedings.

     The Company and Bank are involved in various legal actions from normal business activities. management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

General

          The Company's Common Stock is traded in the over-the-counter market. Price information concerning the Common Stock is available from the OTC Bulletin Board under the symbol IBTB. The Common Stock has not been actively traded and there is no assurance that an active market will develop in the future. The following broker-dealers currently make a market in the Company's Common Stock:
E. E. Powell & Co., Inc., Ferris, Baker, Watts and Hopper Soliday & Co.

          The following table sets forth high and low bid prices per share for the Company's Common Stock for each quarter of 1997, and each quarter of 1998, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

     On February 2, 1998 and January 29, 1999, the Company paid a 5% stock dividend and a 200% stock dividend, respectively. The 200% stock dividend was in the form of a three for one stock split. Cash dividend and market prices set forth in the table below have been adjusted for the stock dividends declared and paid by IBT Bancorp.


                           Price Range        Cash Dividends
                        -----------------  ---------------------
                        High($)    Low($)  Declared Per Share($)
                        -------    ------  ---------------------
Fiscal 1997
  First Quarter........ 13.02      12.46        0.127
  Second Quarter....... 14.60      13.13        0.127
  Third Quarter........ 14.20      14.20        0.127
  Fourth Quarter....... 14.92      14.92        0.127
Fiscal 1998
  First Quarter........ 18.33      14.92        0.16
  Second Quarter....... 21.83      18.33        0.16
  Third Quarter........ 24.92      21.00        0.16
  Fourth Quarter....... 27.67      23.67        0.16

     As of December 31, 1998, 3,023,799 shares of Common Stock were outstanding held of record by approximately 515 persons (not including the number of persons or entities holding stock in nominee or street name through various brokerage houses).

     The holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank.

      It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is in the sole discretion of the Board of Directors and their amount depends upon the earnings, financial condition and capital needs of the Company and the Bank and certain other factors, including restrictions arising from federal banking laws and regulations to which the Company and the Bank are subject.

Item 10.  Recent Sales of Unregistered Securities.

     None.

Item 11.  Description of Registrant's Securities to be Registered.

     The Company is authorized under Pennsylvania law to issue up to fifty million shares of Common Stock, $1.25 par value per share. There were 3,023,799 shares of Common Stock outstanding on December 31, 1998. The capital stock of the Company represents non-withdrawable capital and is not insured by the FDIC.

     Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of Common Stock and is not permitted to cumulate votes in the election of the Company's directors. Holders of Common Stock do not possess any dividend or liquidation rights.

     Holders of Common Stock do not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of Common Stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock are fully paid and non-assessable.

     The terms of office of directors are classified into three classes. One class stands for election every year and the terms of directors are three years.

     As described more fully in the following discussion of anti-takeover provisions, a holder of 5% or more of the outstanding shares of Common Stock will not have that holder's Common Stock considered in a vote by the holders of the Common Stock in connection with a business combination that involves that holder. Under federal law, the acquisition by any holder of 10% or more of the outstanding shares of Common Stock generally requires prior regulatory approval (prior regulatory approval is generally required for any acquisition of more than 5% by any holder that is a bank holding company).

     Anti-Takeover Provisions. The articles of incorporation of the Company contain provisions that may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

     One of these provisions concerns the factors which the Board of Directors may consider in evaluating the offer of another party to make a tender or other offer for the Company's securities (whether in cash or in securities of the offeror). Under Pennsylvania law, the Board of Directors stands in a fiduciary relation to the Company and must discharge its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company, and with such care, including reasonable inquiry, skill and diligence, which a person or ordinary prudence would exercise under similar circumstances. Pennsylvania law provides that, in discharging its duties, the Board of Directors may consider a number of other factors, some of which the Company has incorporated into its articles of incorporation. The articles of incorporation provide that, in evaluating a takeover offer, the Board of Directors may consider all relevant factors, including the impact of the acquisition on employees, depositors and customers of the Company and its subsidiaries and on the communities which the Company and its subsidiaries serve; the reputation and business practices of the offeror and its management and affiliates; the value of any securities offered in exchange for Company's stock; and any anti-trust or other legal and regulatory issues that are raised by the offer. If the Board of Directors of Directors determines than an offer should be rejected, the articles of incorporation provide that the Board of Directors is authorized to take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the Company's securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

     A second provision of the articles of incorporation provides that no merger, consolidation, liquidation or dissolution of the Company, or any action that would result in the sale or other disposition of all or substantially all of the assets of the Company, will be valid unless first approved by the affirmative vote of: (1) the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock; or (2) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock, provided that such transaction has received the prior approval of eighty percent (80%) of the entire Board of Directors. If the transaction involves a stockholder who owns 5% or more of the outstanding shares of Common Stock, the shares owned by that stockholder are not considered when calculating the results of the required stockholder vote concerning the transaction. In addition, if a stockholder owning 5% or more of the Common Stock is involved, no merger, consolidation, liquidation or dissolution of the Company, or any action that would result in the sale or other disposition of all or substantially all of the assets of the Company is valid unless the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock is at least equal to the higher of (1) the highest per share price (with appropriate adjustments for recapitalization and for stock splits, stock dividends and like distributions) paid by that stockholder in acquiring any of its holdings of the Common Stock; and (2) the market value per share of common stock on the announcement date with respect to the transaction.

Item 12.  Indemnification of Directors and Officers.

          The Company's bylaws provide that a director is not personally liable for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under provisions of Pennsylvania law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

          The Company's articles of incorporation also provide that every person who is or was a director, officer, employee or agent of the Company, or of any company for which that person served as such at the request of the Company, will be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon the person, in connection with any proceeding to which the person may be made, or threatened to be made, a party, or in which the person may become involved by reason of being or having been a director or executive officer of the Company or such other company, whether or not the person is affiliated with the Company or such other company at the time expenses or liabilities are incurred.

Item 13.  Financial Statements and Supplementary Data.

EDWARDS
LEAP &
SAUER              CERTIFIED PUBLIC ACCOUNTANTS       A PROFESSIONAL CORPORATION
--------------------------------------------------------------------------------
           500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
                     Phone: 412-281-9211 Fax: 412-281-2407



                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors
IBT Bancorp, Inc.
Irwin, Pennsylvania


We have audited the accompanying consolidated balance sheets of IBT Bancorp, Inc. (the Bancorp), and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBT Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Edwards, Leap & Sauer
---------------------------------
Pittsburgh, Pennsylvania
February 2, 1999

CONSOLIDATED BALANCE SHEETS
IBT BANCORP, INC. AND SUBSIDIARY

                                                                                                    December 31,
                                                                                     --------------------------------------------
                                                                                            1998                          1997
                                                                                     -----------------            ---------------
 ASSETS
       Cash and due from banks                                                          $   10,767,316            $    9,917,904
Interest-bearing deposits in banks                                                           7,196,998                    64,415
       Federal funds sold                                                                   25,432,000                17,718,000
       Securities available for sale                                                       117,469,947               106,629,873
       Securities held to maturity (Market value of
          $2,554,545 and $5,815,960 at
          December 31, 1998 and 1997, respectively)                                          2,569,215                 5,854,975
       Federal Home Loan Bank stock, at cost                                                 1,308,100                 1,170,700
       Loans, net                                                                          238,304,491               216,486,607
       Premises and equipment, net                                                           4,879,133                 4,927,258
       Other assets                                                                          4,438,743                 3,687,496
                                                                                         -------------             -------------
Total Assets                                                                            $  412,365,943            $  366,457,228
                                                                                         =============             =============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
       Deposits
           Non-interest bearing                                                         $   58,208,466            $   48,912,365
           Interest-bearing                                                                298,174,672               275,405,060
                                                                                         -------------             -------------
           Total deposits                                                                  356,383,672               324,317,425

       Accrued interest and other liabilities                                                3,781,876                 3,837,945
       Long-term debt                                                                       14,000,000                 4,000,000
                                                                                         -------------             -------------
       Total liabilities                                                                   374,165,014               332,155,370

Stockholders' Equity
       Capital stock, par value $1.25, 5,000,000
          shares authorized, 3,023,799 and 960,000
          shares issued and outstanding, respectively                                        3,779,749                 3,779,749
       Surplus                                                                               2,073,102                 2,073,102
       Retained earnings                                                                    31,401,922                27,539,372
       Accumulated other comprehensive income                                                  946,156                   909,635
                                                                                         -------------             -------------
       Total stockholders' equity                                                           38,200,929                34,301,858
                                                                                         -------------             -------------
Total Liabilities and Stockholders' Equity                                              $  412,365,943            $  366,457,228
                                                                                         =============             =============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
IBT BANCORP, INC. AND SUBSIDIARY

                                                                      Years Ended  December 31,
                                                      --------------------------------------------------------
                                                          1998                  1997                 1996
                                                      --------------       --------------       --------------
Interest Income
     Loans                                            $  19,019,181        $  17,419,848        $  16,090,836
     Investment securities                                7,748,537            7,328,166            5,960,950
     Federal funds sold                                     760,495              541,950              643,415
                                                       ------------         ------------         ------------
      Total interest income                              27,528,213           25,289,964           22,695,201

Interest Expense
     Deposits                                            12,174,469           11,270,826           10,009,702
     Long-term debt                                         411,647              246,440              178,167
     Repurchase agreements                                       --                   --                1,961
                                                       ------------         ------------         ------------
      Total interest expense                             12,586,116           11,517,266           10,189,830
                                                       ------------         ------------         ------------

Net Interest Income                                      14,942,097           13,772,698           12,505,371

Provision for Loan Losses                                   300,000              300,000              410,000
                                                       ------------         ------------         ------------
Net Interest Income after Provision
      for Loan Losses                                    14,642,097           13,472,698           12,095,371

Other Income (Losses)
        Service fees                                      1,430,426            1,116,493              962,696
        Net investment security gains (losses)               40,411              (24,890)             (88,120)
        Other income                                        862,674              701,154              596,356
                                                       ------------         ------------         ------------
        Total other income                                2,333,511            1,792,757            1,470,932

Other Expenses
        Salaries                                          3,573,257            3,249,465            2,966,656
        Pension and other employee benefits                 818,669              787,345              708,592
        Occupancy expense                                   903,112              847,073              816,149
        Data processing expense                             505,484              452,899              382,101
        ATM expense                                         298,843              267,071              234,096
        FDIC insurance                                       38,206               35,988                1,500
        Other expenses                                    2,300,531            2,043,339            1,967,210
                                                       ------------         ------------         ------------
        Total other expenses                              8,438,102            7,683,180            7,076,304
                                                       ------------         ------------         ------------

Income Before Income Taxes                                8,537,506            7,582,275            6,489,999

Provision for Income Taxes                                2,736,576            2,388,759            2,031,615
                                                       ------------         ------------         ------------
Net Income                                            $   5,800,930        $   5,193,516        $   4,458,384
                                                       ============         ============         ============
Net Income per Share of Capital Stock                 $        1.92        $        1.72        $        1.47
                                                       ============         ============         ============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


                                                                                             Accumulated
                                                                                                Other
                                          Capital                           Retained         Comprehensive
                                           Stock           Surplus          Earnings            Income              Total
                                        -----------      -----------      ------------       -------------      -------------

Balance at
December 31, 1995                       $ 1,200,000      $ 2,400,000      $ 22,943,523        $   283,517       $  26,827,040

Comprehensive Income
   Net income                                                                4,458,384                              4,458,384
   Other comprehensive
     income, net of tax:
       Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $36,872                                                                                    71,576              71,576
                                                                                                                 ------------
              Total Compre-
              hensive Income                                                                                        4,529,960

Cash dividends                                                              (1,267,200)                            (1,267,200)
                                         ----------       ----------       -----------         ----------        ------------
Balance at
December 31, 1996                       $ 1,200,000      $ 2,400,000      $ 26,134,707        $   355,093       $  30,089,800

Comprehensive Income
   Net income                                                                5,193,516                              5,193,516
   Other comprehensive
     income, net of tax:
       Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $285,672                                                                                  554,542             554,542
                                                                                                                 ------------
              Total Compre-
              hensive Income                                                                                        5,748,058

Cash dividends                                                              (1,536,000)                            (1,536,000)
   Retroactive restatement
     of 5% stock dividend                    59,916        2,192,935        (2,252,851)
   Retroactive restatement
     of three-for-one stock split         2,519,833       (2,519,833)
                                         ----------       ----------       -----------         ----------        ------------
Balance at
December 31, 1997                       $ 3,779,749      $ 2,073,102      $ 27,539,372        $   909,635       $  34,301,858


The accompanying notes are an integral part of these consolidated financial statements.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


                                                                                             Accumulated
                                                                                                Other
                                          Capital                           Retained         Comprehensive
                                           Stock           Surplus          Earnings            Income              Total
                                        -----------      -----------      ------------       -------------      -------------
Balance at
December 31, 1997                       $ 3,779,749      $ 2,073,102      $ 27,539,372        $   909,635       $  34,301,858

Comprehensive Income
   Net income                                                                5,800,930                              5,800,930
   Other comprehensive
     income, net of tax:
     Change in net
       unrealized holding
       gains on securities
       available for sale,
       net of deferred
       income tax of
       $43,853                                                                                     85,127              85,127

Less: reclassification
   adjustment, net of
   deferred income
   tax benefit of
   $25,039                                                                                        (48,606)            (48,606)
                                                                                                                 ------------
                                                                                                                       36,521
                                                                                                                 ------------
          Total Comprehensive
              Income                                                                                                5,837,451

Cash dividends                                                              (1,938,380)                            (1,938,380)
                                         ----------       ----------       -----------         ----------        ------------
Balance at
December 31, 1998                       $ 3,779,749      $ 2,073,102      $ 31,401,922        $   946,156       $  38,200,929
                                         ==========       ==========       ===========         ==========        ============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
IBT BANCORP, INC. AND SUBSIDIARY

                                                                                 Years Ended  December 31,
                                                                 ------------------------------------------------------------
                                                                       1998                    1997                1996
                                                                 ---------------        ---------------      ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                 $    5,800,930         $    5,193,516        $    4,458,384
       Adjustments to reconcile net cash
         from operating activities:
          Depreciation                                                   482,000                422,349               401,929
          Net amortization/accretion of
              premiums and discounts                                         971                 21,528               123,348
          Net investment security losses (gains)                         (40,411)                24,890                88,120
          Provision for loan losses                                      300,000                300,000               410,000
          Increase (decrease) in cash due to
              changes in assets and liabilities:
                 Other assets                                           (770,061)              (117,583)             (311,140)
                Accrued interest and other
                 liabilities                                             (56,069)               227,984               (43,054)
                                                                   -------------          -------------         -------------

       Net Cash From Operating Activities                              5,717,360              6,072,684             5,127,587

CASH FLOWS FROM INVESTING ACTIVITIES
       Proceeds from sales of securities available
          for sale                                                     2,166,459              5,542,274            10,799,561
       Proceeds from maturities of securities held
          to maturity                                                  3,285,760              2,099,919               120,334
       Proceeds from maturities of securities
          available for sale                                          48,173,553             32,334,987            26,875,517
       Purchase of securities available for sale                     (61,085,311)           (49,392,205)          (46,949,280)
       Net loans made to customers                                   (22,117,884)           (22,109,893)          (18,088,434)
       Purchases of premises and equipment                              (433,875)              (633,603)             (584,674)
       Purchase of Federal Home Loan Bank
          stock                                                         (137,400)              (149,000)             (127,100)
                                                                   -------------          -------------         -------------

       Net Cash Used By Investing Activities                         (30,148,698)           (32,307,521)          (27,954,076)

CASH FLOWS FROM FINANCING ACTIVITIES
       Net increase in deposits                                       32,065,713             30,617,935            25,045,092
       Net decrease in securities sold
          under agreements to repurchase                                      --                     --              (300,489)
       Dividends                                                      (1,938,380)            (1,536,000)           (1,267,200)
       Proceeds from long-term debt                                   10,000,000                     --             4,000,000
                                                                   -------------          -------------         -------------

       Net Cash From Financing Activities                             40,127,333             29,081,935            27,477,403
                                                                   -------------          -------------         -------------

Net Change in Cash and Cash Equivalents                               15,695,995              2,847,098             4,650,914

Cash and Cash Equivalents at Beginning
      of Year                                                         27,700,319             24,853,221            20,202,307
                                                                   -------------          -------------         -------------

Cash and Cash Equivalents at End of Year                          $   43,396,314         $   27,700,319        $   24,853,221
                                                                   =============          =============         =============

The accompanying notes are an integral part of these consolidated financial statements.

IBT BANCORP, INC. AND SUBSIDIARY

                                                                          Years Ended December 31,
                                                                ---------------------------------------------
                                                                     1998           1997              1996
                                                                -----------      -----------      -----------
SUPPLEMENTAL DISCLOSURES

       Cash payments for:
         Interest                                               $ 12,629,351     $11,145,980      $9,944,666

         Income taxes                                           $  2,716,954     $ 2,281,582      $2,232,214

NON CASH TRANSACTIONS

       Recorded unrealized gains
         on securities available for sale                       $  1,433,568     $ 1,378,233      $  538,019

       Deferred income taxes on recorded
         unrealized gains on securities
         available for sale                                     $    487,412     $   468,598      $  182,926

       Loans transferred to foreclosed real estate
         during the year                                        $    178,548     $     7,200      $   33,956

      Capital stock distributed as dividend

        Capital stock                                           $         --     $    59,916      $       --
        Surplus                                                 $         --     $ 2,192,935      $       --

      Three-for-one stock split in the form of a stock dividend

        Capital stock                                           $         --     $ 2,519,833      $       --
        Surplus                                                 $         --     $(2,519,833)     $       --


     The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: IBT Bancorp, Inc. (the Bancorp), is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Irwin Bank and Trust Company (the Bank). The Bank is a full service commercial banking institution and provides a variety of financial services to individuals and corporate customers through its eight branches and main office located in Southwestern Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family and multi-family residential loans.

Principles of Consolidation: The consolidated financial statements include the accounts of IBT Bancorp, Inc. and its wholly-owned subsidiary, Irwin Bank and Trust Company. All significant intercompany accounts have been eliminated in the consolidation. IBT Bancorp, Inc. transacts no other material business.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed on a level yield basis. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized. At this time, management has no intention of establishing a trading securities classification.

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Unearned discounts on certain loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans generally are determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on nonaccrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Cost of major additions or improvements are capitalized.

Other Real Estate Owned (OREO): Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which a borrower, with little or no equity in the collateral, effectively abandons control of the property or has no economic interest to continue involvement in the property. The borrower's ability to rebuild equity based on current financial conditions also is considered doubtful.

Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to OREO and recorded at the lower of cost or fair value less estimated costs to sell. Costs to maintain the assets, subsequent write-downs to reflect declines in the fair value of the property and subsequent gains and losses attributable to their disposal are included in other income and expenses.

Income Taxes: The Bancorp uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Bancorp files consolidated Federal income tax returns with its subsidiary.

Earnings per Share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding. The weighted average shares outstanding, giving retroactive effect of the stock dividend and stock split, described in Note 16, was 3,023,799 for the years ended December 31, 1998, 1997, and 1996.

Cash Equivalents: For purposes of the Statements of Cash Flows, the Bancorp considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification of Prior Year's Statements: - Certain previously reported items have been reclassified to conform to the current year's classifications. Specifically, the Bancorp discloses certain non-income statement changes to equity balances under the classification of "Accumulated Other Comprehensive Income" in accordance with Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.


NOTE 2 -- INVESTMENT SECURITIES

Investment securities available for sale consist of the following:



                                                                          December 31, 1998
                                         ------------------------------------------------------------------------------------
                                                                      Gross                Gross
                                            Amortized              Unrealized            Unrealized               Market
                                               Cost                   Gains                Losses                  Value
                                         -----------------       ----------------      ----------------       ---------------
U.S. Treasury securities                 $       5,516,405       $         99,700      $             --       $     5,616,105
Obligations of
   U.S. Government Agencies                     68,446,065              1,130,425               (36,510)           69,539,980
Obligations of State and
   political sub-divisions                       8,026,140                233,928               (59,756)            8,200,312
Mortgage-backed securities                      33,255,689                148,555              (177,050)           33,227,194
Other securities                                   637,670                      7                    --               637,677
Equity securities                                  154,410                 94,269                    --               248,679
                                          ----------------        ---------------       ---------------        --------------
                                         $     116,036,379       $      1,706,884      $       (273,316)      $   117,469,947
                                          ================        ===============       ===============        ==============

                                                                          December 31, 1997
                                         ------------------------------------------------------------------------------------
                                                                      Gross                Gross
                                            Amortized              Unrealized            Unrealized               Market
                                               Cost                   Gains                Losses                  Value
                                         -----------------       ----------------      ----------------       ---------------
U.S. Treasury securities                 $       6,530,091       $        96,629       $           --         $     6,626,720
Obligations of
   U.S. Government Agencies                     69,888,192               845,278               (8,520)             70,724,950
Obligations of State and
   political sub-divisions                       6,743,715               185,458                   --               6,929,173
Mortgage-backed securities                      21,446,423               214,045              (49,077)             21,611,391
Other securities                                   498,809                    --                  (98)                498,711
Equity securities                                  144,410                94,518                   --                 238,928
                                          ----------------        ---------------       -------------          --------------

                                         $     105,251,640       $     1,435,928       $       (57,695)       $   106,629,873
                                          ================        ==============        ==============         ==============

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Investment securities held to maturity consist of the following:

                                                                          December 31, 1998
                                         ------------------------------------------------------------------------------------
                                                                      Gross                Gross
                                            Amortized              Unrealized            Unrealized               Market
                                               Cost                   Gains                Losses                  Value
                                         -----------------       ----------------      ----------------       ---------------
Obligations of
   U.S. Government Agencies              $     2,500,000         $             --      $      (14,375)        $     2,485,625
Mortgage-backed securities                        69,215                       --                (295)                 68,920
                                          --------------          ---------------       -------------          --------------
                                         $     2,569,215         $             --      $      (14,670)        $     2,554,545
                                          ==============          ===============       =============          ==============

                                                                          December 31, 1997
                                         ------------------------------------------------------------------------------------
                                                                      Gross                Gross
                                            Amortized              Unrealized            Unrealized               Market
                                               Cost                   Gains                Losses                 Value
                                         ---------------         ----------------      --------------      ------------------
Obligations of
   U.S. Government Agencies              $    5,500,000          $            --       $      (33,985)     $        5,466,015
Mortgage-backed securities                      354,975                       --               (5,030)                349,945
                                          -------------           --------------        -------------       -----------------
                                         $    5,854,975          $            --       $      (39,015)     $        5,815,960
                                          =============           ==============        =============       =================

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Gross realized gains and losses on calls and sales of available for sale securities were:

                                                                    Years Ended December 31,
                                                             ----------------------------------------
                                                                1998            1997          1996
                                                             ----------      ----------     ---------
Gross realized gains:
Obligations of U.S. Government Agencies                      $   58,191      $    8,108     $   4,175
Obligations of state and political sub-divisions                  3,121              --            --
                                                             ----------      ----------     ---------
                                                             $   61,312      $    8,108     $   4,175
                                                             ==========      ==========     =========
Gross realized losses:
U.S. Treasury securities                                     $       --      $       --     $  16,992
Obligations of U.S. Government Agencies                              --              --        32,187
Mortgage-backed securities                                       20,901          32,998        43,116
                                                             ----------      ----------     ---------
                                                             $   20,901      $   32,998     $  92,295
                                                             ==========      ==========     =========

The amortized cost and estimated market value of the investment securities available for sale and the investment securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated market value of the investment securities available for sale at December 31, 1998 are as follows:

                                                       Amortized      Market
                                                         Cost          Value
                                                     ------------  ------------

Due in one year or less                              $  6,365,849  $  6,421,574
Due after one year through five years                  29,510,153    29,888,420
Due after five years through ten years                 34,378,337    35,231,929
Due after ten years, includes equity securities        45,782,040    45,928,024
                                                      -----------   -----------
                                                     $116,036,379  $117,469,947
                                                      ===========   ===========

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated market value of the investment securities held to maturity at December 31, 1998 are as follows:

                                                       Amortized      Market
                                                         Cost          Value
                                                     ------------  ------------

Due in one year or less                              $ 2,569,215   $ 2,554,545
Due after one year through five years                         --            --
Due after five years through ten years                        --            --
Due after ten years                                           --            --
                                                      ----------    ----------
                                                     $ 2,569,215   $ 2,554,545
                                                      ==========    ==========

As a member of the Federal Home Loan Bank of Pittsburgh (FHLB), the Bank is required to maintain a minimum amount of FHLB stock. The minimum amount is calculated based on the level of assets, residential real estate loans and outstanding FHLB advances. At December 31, 1998 and 1997, the Bank held $1,308,100 and $1,170,700, respectively, of FHLB stock.


NOTE 3 -- LOANS

Major classifications of loans are as follows:

                                                         December 31,
                                            ------------------------------------
                                                 1998                   1997
                                            --------------        --------------

Mortgage                                    $  123,494,185     $  107,240,284
Home equity credit                               8,588,588          8,859,875
Installment                                     52,418,443         45,321,407
Commercial                                      45,232,281         42,003,235
PHEAA                                            5,043,415          4,604,115
Municipal                                        3,615,536          7,869,828
Credit cards                                     1,807,547          2,021,613
Other                                              476,655          1,080,974
                                             -------------      -------------
                                               240,676,650        219,001,331
Less:    Unearned discount                              46                476
         Allowance for loan losses               2,228,214          2,340,283
         Deferred loan fees                        143,899            173,965
                                             -------------      -------------
                                            $  238,304,491     $  216,486,607
                                             =============      =============

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 3 -- LOANS (CONTINUED)

At December 31, 1998 and 1997, the total recorded investment in impaired loans amounted to approximately $13,000 and $190,000, respectively. The allowance for loan losses related to impaired loans amounted to approximately $2,000 and $28,500 at December 31, 1998 and 1997, respectively.

Changes in the allowance for loan losses were as follows:

                                                                        Years Ended  December 31,
                                                              ----------------------------------------------
                                                                 1998             1997              1996
                                                              -----------      -----------       -----------
Balance, beginning of year                                    $ 2,340,283      $ 2,239,598       $ 1,969,406
Provision charged to operations                                   300,000          300,000           410,000
Loans charged off                                                (526,117)        (207,270)         (152,481)
Recoveries                                                        114,048            7,955            12,673
                                                              -----------      -----------       -----------
Balance, end of year                                          $ 2,228,214      $ 2,340,283       $ 2,239,598
                                                              ===========      ===========       ===========

NOTE 4 -- PREMISES AND EQUIPMENT

Premises and equipment which are stated at cost are as follows:

                                                          December 31,
                                                 -----------------------------
                                                     1998            1997
                                                 -------------  --------------

       Land                                      $    450,466   $    450,466
       Buildings and improvements                   4,814,040      4,757,020
       Furniture and equipment                      3,971,924      3,606,212
                                                  -----------    -----------
                                                    9,236,430      8,813,698
       Less:  Accumulated depreciation              4,357,297      3,886,440
                                                  -----------    -----------
                                                 $  4,879,133   $  4,927,258
                                                  ===========    ===========

Depreciation  expense  was  $482,000 in 1998,  $422,349 in 1997 and  $401,929 in
1996.

Six of the Bank's branch office buildings and/or land are leased by the Bank. These leases have initial terms of 3 to 20 years, and all contain renewal options for additional years.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 4 -- PREMISES AND EQUIPMENT (CONTINUED)

The following is a summary of the future minimum lease payments under these operating leases:

For the year ended December 31,

                        1999                  $  100,700
                        2000                      95,920
                        2001                      99,520
                        2002                      79,950
                        2003 and thereafter   $  740,629
                                               ---------
                                              $1,116,719
                                               =========

Rental expense under these operating leases was $100,700, $83,650 and $57,750 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 5 -- DEPOSITS

Time deposits maturing in years ending December 31, as of December 31, 1998 are summarized as follows:

                        1999                   $101,982,991
                        2000                     31,355,809
                        2001                      4,833,820
                        2002                      4,838,965
                        2003 and thereafter      15,803,348
                                                -----------
                                               $158,814,933
                                                ===========

The Bank held related party deposits of approximately $3,134,000 and $3,521,000 at December 31, 1998 and 1997, respectively.

The  Bank  held  time  deposits  that  exceeded   $100,000  of  $23,584,545  and
$36,139,919 at December 31, 1998 and 1997, respectively.


NOTE 6 -- PLEDGED ASSETS

At December 31, 1998 and 1997,  assets carried at $37,500,000  and  $33,500,000, respectively, were pledged to qualify for fiduciary powers, to secure public monies as required by law, and for other purposes.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 7 -- INCOME TAXES

The provision for income taxes consists of:

                                       Years Ended  December 31,
                            -----------------------------------------------
                               1998               1997             1996
                            -----------       ------------     ------------

Currently payable           $ 2,618,602       $ 2,388,935      $ 2,169,408
Deferred tax (benefit)          117,974              (176)        (137,793)
                             ----------        ----------       ----------
       Total                $ 2,736,576       $ 2,388,759      $ 2,031,615
                             ==========        ==========       ==========

The significant components of temporary differences for 1998, 1997 and 1996 are as follows:

                                       Years Ended  December 31,
                               ------------------------------------------
                                 1998             1997           1996
                               ----------      -----------    -----------

Provision for loan losses      $  38,201       $ (34,233)     $  (94,933)
Depreciation                      10,559          20,576          (3,210)
Valuation allowance                  550           8,621           8,710
Pension                           67,732          (3,461)        (21,842)
Deferred loan fees                10,222          13,346         (18,206)
Other                             (9,290)         (5,025)         (8,312)
                                --------        --------       ---------
       Total                   $ 117,974       $    (176)     $ (137,793)
                                ========        ========       =========

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes is as follows:

                                              Years Ended December 31,
                                   ---------------------------------------------
                                                 % of Pretax Income
                                   ---------------------------------------------
                                       1998             1997              1996
                                    ---------         ---------        ---------

Provision at statutory rate            34.0%             34.0%            34.0%
Effect of tax free income              (2.0)             (2.7)            (3.1)
Other                                    .1                .2               .1
                                     ------            ------           ------
       Effective tax rate              32.1%             31.5%            31.0%
                                     ======            ======           ======

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 7 -- INCOME TAXES (CONTINUED)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of December 31, 1998 and 1997 are as follows:


                                                             1998                          1997
                                                   --------------------------    -------------------------
                                                          Deferred Tax                  Deferred Tax
                                                   --------------------------    -------------------------
                                                     Assets       Liabilities     Assets       Liabilities
                                                   ----------     -----------    ----------    -----------
Provision for loan losses                          $ 553,299      $      --      $ 591,500     $      --
Depreciation                                              --        174,579             --       164,020
Pension expense                                        1,962             --         69,694            --
Other                                                152,231             --        153,713            --
SFAS 115                                                  --        487,412             --       468,598
                                                    --------       --------       --------      --------
                                                   $ 707,492      $ 661,991      $ 814,907     $ 632,618
                                                    ========       ========       ========      ========

NOTE 8 -- LONG-TERM DEBT

At December 31, 1998, the Bank had the following advances from the Federal Home Loan Bank (FHLB).

         Amount          Interest Rate    Maturity Date
      -----------        -------------    -------------

      $ 2,000,000            6.52%        May 13, 1999
        2,000,000            5.88%        March 13, 2001
        5,000,000            5.63%        July 21, 2008
        5,000,000            4.86%        October 23, 2008
       ----------
      $14,000,000
       ==========

Interest only is payable until maturity on all long-term debt. Collateral for all debt includes all qualifying mortgages.

In addition, the Bank has a line of credit with FHLB of approximately $11,671,000 and $10,700,000 at December 31, 1998 and 1997, respectively. There were no advances on the line of credit during 1998 and 1997.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets for the plans were primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 9 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

The following is a summary of the plans as of December 31, 1998 and 1997:

                                                                                       1998               1997
                                                                                   -------------      -------------
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year                                             $ 1,986,373        $ 1,664,947
Service cost                                                                            160,189            134,087
Interest cost                                                                           137,966            115,502
Benefits paid                                                                           (18,667)           (29,959)
Other - net                                                                              13,186            101,796
                                                                                    -----------        -----------
     Benefit obligation at end of year                                              $ 2,279,047        $ 1,986,373
                                                                                    ===========        ===========

Change in Fair Value of Plan Assets:
Plan assets at estimated
     fair value at beginning of year                                                $ 2,207,486        $ 1,822,591
Actual return on plan assets                                                            177,907            244,191
Benefits paid                                                                           (18,667)           (29,959)
Employer contributions                                                                  143,415            170,663
                                                                                    -----------        -----------
     Fair value of plan assets at end of year                                       $ 2,510,141        $ 2,207,486
                                                                                    ===========        ===========

Funded status                                                                       $   231,094        $   221,113
Unrecognized net loss from actuarial experience                                         134,196            140,263
Unrecognized prior service cost                                                        (275,010)          (293,272)
Unamortized net asset existing at date of adoption of SFAS No. 87                       (80,912)           (87,945)
                                                                                    -----------        -----------

     Prepaid (accrued) pension cost                                                 $     9,368        $   (19,841)
                                                                                    ===========        ===========

Net pension expense included the following components:

                                                                        Years Ended  December 31,
                                                               ---------------------------------------------
                                                                  1998             1997              1996
                                                               ----------        ---------         ---------
Service cost - benefits earned during the period               $  160,189        $ 134,087         $ 128,081
Interest cost on projected benefit obligation                     137,966          115,502           100,513
Actual return on plan assets                                     (177,907)        (244,191)         (114,906)
Net amortization and deferral                                      (6,042)          81,491           (33,598)
                                                               ----------        ---------         ---------
Net periodic pension cost                                      $  114,206        $  86,889         $  80,090
                                                               ==========        =========         =========


The projected benefit obligation was determined using an assumed discount rate of 7.0% for 1998 and 1997 and an expected rate of increase in compensation using a graded scale which ranges from 3.5% to 5.5% for Plan #1, and 3.5% for Plan #2. The assumed rate of return on the plans' investment earnings was 7.0 % for 1998 and 1997.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 9 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance, the premiums of which have been paid for by the Bank. The present value of these benefits to be paid under the programs are being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $402,945 and $322,305 at December 31, 1998 and 1997, respectively.

In addition, the Bank maintains a qualified 401(k) - deferred compensation plan for eligible employees. The plan is designed to provide a predetermined matching contribution by the Bank based on compensation deferrals by participants in the plan. The Bank contributions, including administrative fees, for 1998, 1997 and 1996 amounted to $42,753, $37,677 and $32,018, respectively.


NOTE 10 -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating $41,445,000 and $44,932,000, as of December 31, 1998 and 1997,
respectively, and approximate fair value.

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on- balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. The terms are typically for a one year period, with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Bancorp and Bank are involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Bancorp and Bank's financial position.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 11 -- RELATED-PARTY TRANSACTIONS

At December 31, 1998 and 1997, certain officers and directors of the Bancorp and the Bank, and companies, in which they have beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $6,950,000 and $5,572,000 , respectively. During 1998, new loans to such related parties were approximately $2,804,000 and repayments approximated $1,426,000.


NOTE 12 --  CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Western Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, at December 31, 1998 and 1997, a significant portion of the Bank's "due from banks" and "federal funds sold" is maintained with two large financial institutions located in Southwestern Pennsylvania. The Bank maintains a cash balance and federal funds sold at financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institution's records, were approximately $33,077,000 and $18,146,000 at December 31, 1998 and 1997, respectively.


NOTE 13 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Federal Home Loan Bank stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 13 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Long term debt: The fair value of long term debt (FHLB advances) was determined using a discounted cash flow analysis based on current FHLB advance rates for advances with similar maturities.

The estimated fair value of the Bancorp's financial instruments as of December 31, 1998 are as follows:

                                            Carrying            Fair
                                             Amount             Value
                                         -------------      -------------
Financial Assets:
     Cash and cash equivalents           $  43,396,314      $  43,396,314

     Investment securities               $ 120,039,162      $ 120,024,492

     Federal Home Loan Bank Stock        $   1,308,100      $   1,308,100

     Loans receivable                    $ 238,304,491      $ 241,888,112

Financial liabilities:
     Deposits                            $ 356,383,138      $ 358,363,842

     Long term debt                      $  14,000,000      $  14,823,323

The market values of investments, which are based upon quoted market prices are contained in Note 2.


NOTE 14 -- REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bancorp. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 14 -- REGULATORY MATTERS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1998 and 1997, that the Bank meets all capital adequacy requirements to which it is subjected.

The Bank's actual capital ratios as of December 31, 1998 and 1997, the minimum ratios required for capital adequacy purposes, and the ratios required to be considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 provisions are as follows:

                                                      December 31,             Minimum             Well
                                               -------------------------       Capital          Capitalized
                                                  1998            1997       Requirements       Requirements
                                               ----------      ---------     ------------     ---------------
Risk-based capital ratio                         16.4%           16.0%             8%         10.0% or higher
Leverage capital ratio                           10.6%           10.8%          3% to 4%       5.0% or higher
Tier 1 risk-based capital  ratio                 15.4%           14.9%             4%          6.0% or higher


Included in cash and due from banks are required federal reserves of $4,403,000 and $2,886,000 at December 31, 1998 and 1997, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of due from banks.


NOTE 15 -- RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In addition, certain provisions of this statement will permit, at the date of initial adoption of this Statement, the transfer of any held to maturity security into either the available for sale or trading category and the transfer of any available for sale security into the trading category. Transfers from the held to maturity portfolio at the date of initial adoption will not call into question the entity's intent to hold other debt securities to maturity in the future. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and is not expected to have any impact on the Bank. The Bank does not intend to adopt SFAS No. 133 earlier than required.

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 16 - CAPITAL STOCK

In January 1998, the Bancorp declared a 5% stock dividend to stockholders of record at January 15, 1998, payable February 2, 1998. Fractional shares were paid for in cash, totalling $3,149. The Bancorp issued 47,933 shares of capital stock in conjunction with this dividend. In addition, on December 28, 1998, the Bancorp declared a three-for- one stock split on the Bancorp's capital stock, which was effected in the form of a 200 percent stock dividend. Two additional shares will be issued for each share of capital stock held by shareholders of record as of the close of business on January 6, 1999. New shares were distributed on January 29, 1999. Capital stock and surplus as of December 31, 1998 have been restated to reflect this split. Par value will remain unchanged at $1.25. The number of shares issued at December 31, 1998, after giving effect to the split, was 3,023,799 (1,007,933 shares issued before the split). The effect of the stock split has been retroactively reflected as of December 31, 1998 in the consolidated balance sheet and statement of changes in stockholders' equity, but prior periods were not restated in those statements. All references to the number of shares and per share amounts elsewhere in the consolidated financial statements and related footnote have been restated as appropriate to reflect the effect of the split for all periods presented.

NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION

The condensed financial information for IBT Bancorp, Inc. as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 is as follows:

BALANCE SHEETS

                                                           December 31,
                                                   --------------------------
                                                      1998           1997
                                                   -----------    -----------
ASSETS
    Cash in bank                                   $       629    $     1,421
    Investment in subsidiary                        37,184,369     33,443,202
    Securities available for sale                      826,348        667,736
    Other assets                                       221,634        221,634
                                                    ----------    -----------

    Total Assets                                   $38,232,980    $34,333,993
                                                    ==========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

    Liabilities                                    $    32,051    $    32,135

    Stockholders' Equity                            38,200,929     34,301,858
                                                    ----------    -----------

    Total Liabilities and Stockholders' Equity     $38,232,980    $34,333,993
                                                    ==========     ==========

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996



NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)


STATEMENTS OF INCOME

                                                                           Years Ended December 31,
                                                              -----------------------------------------------
                                                                  1998             1997              1996
                                                              -----------       -----------      ------------
Income
    Dividends from subsidiary                                  $ 2,100,000       $ 1,700,000      $ 1,600,000
    Other dividends                                                 32,157            25,062           10,524

Expenses
    Professional fees                                               20,979            13,668           11,827
    Miscellaneous                                                   14,729            11,060            5,408
                                                                ----------        ----------       ----------
Income Before Income Taxes and Equity
    in Undistributed Earnings of Subsidiary                      2,096,449         1,700,334        1,593,289

Equity in Undistributed Earnings of
    Subsidiary                                                   3,704,481         3,493,182        2,865,095
                                                                ----------        ----------       ----------

Net Income                                                     $ 5,800,930       $ 5,193,516      $ 4,458,384
                                                                ==========        ==========       ==========

IBT BANCORP, INC. AND SUBSIDIARY

Years Ended December 31, 1998, 1997 and 1996


NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)



STATEMENTS OF CASH FLOWS
                                                                           Years Ended  December 31,
                                                              ---------------------------------------------------
                                                                  1998               1997               1996
                                                              -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                                $  5,800,930       $  5,193,516       $  4,458,384
    Adjustments to reconcile net income to
      net cash provided by operating activities:
         Decrease in cash due to changes
             in assets and liabilities:
                Equity in undistributed earnings
                  of subsidiary                                 (3,704,481)        (3,493,182)       (2,865,095)
                Other assets                                            --            (28,822)               --
                                                               -----------       ------------      ------------

Net Cash From Operating Activities                               2,096,449          1,671,512         1,593,289

CASH FLOWS FROM FINANCING ACTIVITIES

    Purchase of securities available for sale                     (158,861)          (135,663)         (325,885)
    Dividends paid                                              (1,938,380)        (1,536,000)       (1,267,200)
                                                               -----------       ------------      ------------

Net Cash Used By Financing Activities                           (2,097,241)        (1,671,663)       (1,593,085)
                                                               -----------       ------------      ------------

Net Change in Cash and Cash Equivalents                               (792)              (151)              204

Cash and Cash Equivalents at Beginning
    of Year                                                          1,421              1,572             1,368
                                                               -----------       ------------      ------------
Cash and Cash Equivalents at End of Year                       $       629       $      1,421      $      1,572
                                                               ===========       ============      ============


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          None.


Item 15.  Financial Statements and Exhibits.

     (a) 1. The consolidated statements of financial conditions of IBT Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998, together with the related notes and the independent auditors' report of Edwards, Leap, & Sauer, independent accountants.

                  2. Schedules omitted as they are not applicable.

     (b)          Exhibits

                   3(i)    Articles of Incorporation of IBT Bancorp, Inc.
                   3(ii)   Bylaws of IBT Bancorp, Inc.
                  21       Subsidiaries of IBT Bancorp, Inc.
                  27       Financial Data Schedule (electronic filing only)

                                                    SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IBT Bancorp, Inc.
                                        (Registrant)


Date: April 29, 1999                  By:  /s/J. Curt Gardner
      --------------                       -------------------------------------
                                           J. Curt Gardner
                                           President